United States Securities and Exchange Commission

Washington, DC 20549

FORM 20-FR/A No. 4

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[ ] ANNUAL REPORT PURSUANT TO SECTIONS "13" OR "15(d)" OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from

Commission file number: 0-30942

TROOPER TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1020 - 400 Burrard Street
Vancouver, British Columbia, V6C 3A6
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.

None.

Securities to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

21,644,778 common shares (Fiscal year end October 31, 2000)

21,878,778 common shares (as of January 31, 2001)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: [ ]
No: [ ]

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17 [X]
Item 18 [ ]

FORM 20-F

CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton (tonne) = 2,205 pounds
1 foot - 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS
Bochnia	A city near Krakow, has a history of salt mines from 1248 to 1990
Broadband	Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division
BSE ("Mad Cow Disease")

Bovine spongiform encephalopathy (BSE) is a fatal brain disease of cattle. BSE was first observed in Great Britain in April 1985, and was specifically diagnosed in 1986. By June 1990, there were some 14,000 confirmed cases out of an estimated population of 10 million cattle in Great Britain. Since 1986, more than 173,000 cases of BSE in cattle have been identified in Britain. The epidemic peaked in 1992-93 at almost 1,000 cases per week. Control measures have reduced incidence and currently, less than 100 cases are being reported per week. The disease has been reported in domestic cattle in Ireland (337 cases), France (51), Portugal (195), Switzerland (283), and in cattle exported from England to Oman (2), the Falkland Islands (1), Germany (6), Denmark (1), Canada (1), and Italy (2). (Nature) 1996 382:4)

CATV	Community Antenna Television, the original name for Cable TV.
Coaxial cable

Coaxial cable is called "coaxial" because it includes one physical channel that carries the signal surrounded (after a layer of insulation) by another concentric physical channel, both running along the same axis. The outer channel serves as a ground. Many of these cables or pairs of coaxial tubes can be placed in a single outer sheathing and, with repeaters, can carry information for a great distance.

Czestochowa	A city of southern Poland north of Katowice. It is heavily industrialized. Population, 246,600
Digital

Describes any system based on discontinuous data or events. Computers are digital machines because at their most basic level they can distinguish between just two values, 0 and 1, or off and on. There is no simple way to represent all the values in between, such as 0.25. All data that a computer processes must be encoded digitally, as a series of zeroes and ones. The opposite of digital is analog. A typical analog device is a clock in which the hands move continuously around the face. Such a clock is capable of indicating every possible time of day. In contrast, a digital clock is capable of representing only a finite number of times (every tenth of a second, for example).

Elblag	A city of northern Poland east-southeast of Gdansk. It was founded by the Teutonic Knights in 1237 and passed through various hands before becoming part of Poland after World War II.
EU (European Union)

An economic association of European countries founded by the Treaty of Rome in 1957 as a common market for six nations. It was known as the European Community until January 1, 1994 and currently comprises 15 European countries. Its goals are a single market for goods and services without any economic barriers, and a common currency with one monetary authority. The 15 countries are, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden and the United Kingdom.

Euro

The basic unit of currency among participating European Union countries. Introduced in 1999 as an alternate denomination for noncash transactions, the euro is scheduled to replace the existing national units in these countries by 2002.

Gdansk	A city of northern Poland near the mouth of the Vistula River
GPRS

General Packet Radio Service is a global system for mobile communications (GSM) channel aggregation system that increases per-channel speeds from 9,600 to 14,400 bits per second (bps), adding data compression. With GPRS, mobile data transmissions can be as fast as 115,000 bps using the existing GSM base station infrastructure. GPRS technology works well with services such as wireless Internet, wireless intranet, and multimedia.

GSM

Global System for Mobile communications. A world standard for digital cellular communications using narrowband TDMA (Time Division Multiple Access), which allows up to eight calls at a time on 800 MHz and 1800 MHz frequencies. Introduced in 1991, it is the standard most commonly used in Europe and Asia, but not in the United States.

Head end

A head end is the originating point of a signal in a cable television system. Head-end equipment receives satellite and local broadcast TV signals and converts them to a form that can travel down coaxial cable to subscribers.

HFC - Hybrid fibre coaxial

A hybrid fibre coaxial (HFC) network is a telecommunication technology in which optical fibre (glass or plastic wire) cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, data, and voice). Using HFC, a local CATV company installs fibre optic cable from the cable head-end (distribution center) to serving nodes located close to business and residential users and from these nodes uses coaxial cable to individual businesses and homes. An advantage of HFC is that some of the characteristics of fibre optic cable can be brought close to the user without having to replace the existing coaxial cable that is installed all the way to the home and business.

Both cable TV and telephone companies are using HFC in new and upgraded networks and, in some cases, sharing the same infrastructure to carry both video and voice conversations in the same system.

ISDN

Integrated Services Digital Network, a fast method of service access and transferring data world-wide and an international communications standard for sending voice, video, and data over digital telephone lines or normal telephone wires.

ISO 9001

ISO 9001 is one of a series of three international standards for quality systems that can be used for external quality assurance purposes. These standards specify quality system requirements for use where a contract between two parties requires the demonstration of a supplier's capability. ISO 9001 is a model for quality assurance systems in design, development, production, installation and servicing. It is appropriate when conformance to specified requirements is to be assured by the supplier during several phases of activity that may include design, development, production, installation and servicing.

Jaworzno

A city in south-central Poland. It is an important coal mining and industrial city in eastern Upper Silesia, with large chemical factories and several massive electricity-generating stations, as well as a ceramic kiln and cement plant.

Katowice	A city of southern Poland west-northwest of Krakow. Chartered in 1865, it is an important mining and industrial center. Population, 363,300.
Krakow	A city of southern Poland on the Vistula River south-southeast of Warsaw. Founded in the eighth century A.D., it was the national capital from 1305 to 1595. Population, 740,300.
Racibórz

A city of southern Poland on the Oder River near the Czechoslovakian border. First mentioned in the 12th century, it was later the capital of an independent principality and passed to Bohemia and Prussia before being incorporated into Poland in 1945.

Rawa Mazowiecka	A municipality located in the central river basin of the Vistula River 70 km from Warsaw located along transportation lines running from Warsaw to Lodz and from Warsaw to Katowice and Prague.
Rzeszów	A city, capital of Rzeszow Province in southeastern Poland.
Siedlce

A city, the capital of Siedlce province, in east central Poland. It is an economic centre for the southeastern section of the province, with food processing, textile milling, and toy production. It lies on the Warsaw-Moscow road and rail line.

Silesia	Region in Southwest Poland bordering on the Sudety Mountains
Szczecin

A city of northwest Poland near the mouth of the Oder River. It was ruled by Sweden from 1648 to 1720, when it was ceded to Prussia. After World War II the city became part of Poland. Population, 390,800.

Torun

German THORN, a city, the capital of Torun province, in north-central Poland, on the Vistula River. A river port, rail and road junction, and cultural centre, it is the birthplace (1473) of the astronomer Nicolaus Copernicus

Voice mail

A computerized system for receiving, recording, and sometimes forwarding audio messages. A voice mail system plays a pre-recorded message to the caller when the line is not answered, and may provide choices such as paging, talking to an operator, or selecting a number by touchtone to choose between message boxes.

VOIP

An acronym for Voice Over IP. An emerging technology, voice delivered using the Internet Protocol, is a term used in IP telephony for a set of facilities for managing the delivery of voice information using the Internet Protocol (IP). In general, this means sending voice information in digital form in discrete packets rather than in the traditional circuit committed protocols of the public switched telephone network. A major advantage of VOIP and Internet telephony is that it avoids the tolls charged by ordinary telephone service.

Warsaw

The capital of Poland, in the east-central part of the country on the Vistula River. Founded in the 13th century, it replaced Kraków as Poland's capital in 1596. Warsaw was ruled by Russia as an independent kingdom (1815-1917) and became capital of Poland again in 1918. Warsaw was rebuilt after 1945 and is today a major cultural, commercial, and industrial center. Population: 1,654,491.

Wroclaw	A city of southwest Poland on the Oder River, assigned to Poland by the Potsdam Conference (1945). Population, 636,000.

FORWARD-LOOKING STATEMENTS

Trooper Technologies Inc. (the "Company") cautions you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

Item 1 - Identity Of Directors, Senior Management and Advisers

A. Directors and Senior Management

The following table sets forth the name, business address and position of each of our directors and executive officers:
Position	Name and Business Address
Chairman and Director	Jan Rynkiewicz 70 The Landway Bearsted, Maidstone, ME 144BG Great Britain
President/CEO/Director	Stanislaw Lis Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Secretary/Director	Iwona Kozak Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Director	Glenn Little Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Chief Financial Officer	Casey Forward, CGA Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Vice-President Business Development/ Director	Grzegorz Namyslowski 14 Obroncow Street 03-933 Warsaw, Poland

B. Advisers

The following table sets forth the name, business address of our key advisers:
Position	Name and Business Address
Advisory Board Chairman	David Hale 222 South Riverside Plaza Chicago, Illinois, 60606 United States
Bankers	Bank of Montreal First Bank Tower 595 Burrard Street Vancouver, British Columbia, V7X 1L7 Canada
Bank Polska Kasa Opieki S.A. 5th Branch Al. Jerozolimskie 65/79 00-950 Warsaw, Poland
Citibank Poland S.A. Senatorska 16 00-923 Warsaw, Poland
Bank PKO B.P. 4th Branch Kraków, Poland
Legal Advisers	Stikeman Elliott Suite 1700 - Park Place 666 Burrard Street Vancouver, British Columbia, V6C 2X8 Canada
Kancelaria Adowokacka Marta Szymanek Ul. Al. Jerozolimskie 30 00-024 Warszawa, Poland

C. Auditors

The following table sets forth the name, business address and position of our auditors:
Position	Name and Business Address
Canada	PricewaterhouseCoopers LLP Chartered Accountants 1111 West Hastings Street Vancouver, British Columbia, V6E 3R2 Canada
Poland	PricewaterhouseCoopers Sp. z o.o. Chartered Accountants Ul. Nowogrodzka 68 02-014 Warszawa, Poland

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the five years ended October 31, 2000 prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of our parent and our subsidiaries.

	Years ended October 31
	2000	1999	1998	1997	1996
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	332,784	-	-	-	-
Net income (loss) from continuing operations
Canadian GAAP	(4,166,177)	(1,845,950)	(674,336)	(1,050,346)	(1,133,890)
US GAAP	(3,856,877)	(3,289,500)	(674,336)	(1,050,346)	(1,133,890)
Income (loss) per share
Canadian GAAP	(0.21)	(0.10)	(0.04)	(0.11)	(0.21)
US GAAP	(0.20)	(0.18)	(0.04)	(0.11)	(0.21)
Total assets
Canadian GAAP	11,223,676	7,784,298	9,316,486	9,605,482	485,105
US GAAP	10,089,426	6,340,748	9,316,486	9,605,482	485,105
Net assets
Canadian GAAP	10,302,700	7,321,065	8,984,043	9,466,561	148,016
US GAAP	9,168,450	5,877,515	8,984,043	9,466,561	148,016
Long-term debt	-	-	-	-	-
Capital stock	21,525,507	15,247,857	15,178,857	14,987,039	4,618,148
Cash dividends declared	-	-	-	-	-
Weighted average number of common shares outstanding	19,774,547	18,133,916	18,080,125	9,175,750	5,388,008

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars ("CDN"). Equivalents will be given in U.S. dollars ("USD") or Polish zloty, or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from November 1, 1996 to October 31, 2000 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)
Years ended October 31

	2000	1999	1998	1997	1996
High	.6983	.6917	.7159	.7537	.7474
Low	.6525	.6391	.6307	.7059	.7209
Average	.6786	.6683	.6843	.7287	.7327
End of Period	.6534	.6801	.6486	.7105	.7462

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from August 1, 2000 to January 31, 2001 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)
Monthly

	January 2001	December 2000	November 2000	October 2000	September 2000	August 2000
High	.6692	.6669	.6637	.6687	.6783	.6793
Low	.6595	.6469	.6430	.6531	.6636	.6715

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (zloty), expressed in U.S. dollars, from November 1, 1996 to October 31, 2000 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)
Years ended October 31
	2000	1999	1998	1997	1996
High	.2494	.2934	.2970	.3577	.4081
Low	.2109	.2352	.2564	.2786	.3521
Average	.2325	.2614	.2861	.3175	.3798
End of Period	.2146	.2371	.2922	.2869	.3557

The high and low exchange rates for Polish zloty, expressed in U.S. dollars, for each month from August 1, 2000 to January 31, 2001 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)
Monthly
	January 2001	December 2000	November 2000	October 2000	September 2000	August 2000
High	.2451	.2258	.2216	.2261	.2305	.2319
Low	.2410	.2173	.2172	.2143	.2256	.2260

On January 31, 2001 the Canadian dollar and the Polish zloty closed at the following rates:

$1.00 USD = $1.4995 CDN

$1.00 USD = 4.09900 Polish Zloty (zloty)

B. Capitalization and Indebtedness

The following table sets forth our consolidated capitalization and indebtedness as at December 31, 2000.

As at December 31, 2000
$CDN

Short term debt	736,019
Long term debt	-
Total debt	$736,019
Shareholders' equity
Common shares - 21,658,778 issued	21,562,607
Deficit	(13,054,170)
Other comprehensive income	-
Total shareholders' equity	8,508,437

Total capitalization	$9,244,457

C. Risk Factors

Going Concern Issues, History of Net Losses, and Likelihood of Future Losses

The Company's ability to remain as a going concern is dependent on additional capital being raised to fund future operations and on-going and development activities.

We are a development stage company without significant revenues and we have relied on equity financing to continue operations. There is no assurance that we will be able to continue raising financing in the future. The aggregate of our net losses (accumulated deficit) of $12,206,941 to October 31, 2000, has been financed by private placements and the exercise of stock options and warrants.

The marketability of our products and services may be affected by numerous factors beyond our control. These factors include market fluctuations, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted.

We have minimal revenues and there is no assurance that we will attain significant revenue and operate at a profitable level in the future. In addition, the future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterized by intense competition and rapidly changing events.

There can be no assurance that our financial forecasts will be achieved.

Competition Could Adversely Affect the Company

We may be a niche player in the market when there is competition from large, well-established companies and foreign companies. The demand for services that we intend to offer is not proven and there is uncertainty of acceptance by the market.

If any of the target markets fail to develop, develop more slowly than expected or become saturated with competitors, results of our operations and financial condition could be materially and adversely affected.

Uncertainty of Additional Financing and Possible Dilution to Shareholders

We have limited financial resources and there is no assurance that additional funding will be available to allow us to fulfill our obligations on existing projects or businesses. Failure to obtain additional financing could result in delay or indefinite postponement of further business activity and the possible, partial or total loss of some or all our interest in certain assets. Even if we are successful in raising capital through private placements or otherwise, there can be no assurance that any such financing would be available in a timely manner or on terms acceptable to us and its current shareholders. Any additional equity financing could be dilutive to the then-existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

There can be no assurance that we will be able to continue to raise funds in which case we may be unable to meet our obligations. Should we be unable to realize on our assets and discharge our liabilities in the normal course of business, the net realizable value of our assets may be materially less than the amounts recorded on the balance sheets and would accordingly cast substantial doubt on our ability to continue as a going concern.

Possible Issuance of Additional Shares in the Future

Our Memorandum of our Company authorizes the issuance of 50,000,000 shares of common stock without par value. We may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. The issuance of those shares may result in a reduction of the book value or market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

Dependence Upon Key Personnel to Have Successful Operations

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. The loss of services of any of our management could have a material adverse effect. We do not maintain key man insurance on any of our management.

No Assurance That Licenses and Permits Will Be Issued

There can be no assurance that the Government in Poland will grant or continue to renew the necessary licenses and permits to allow us to continue with our business. Any such developments could have a material adverse effect on our business, revenues, operating results and financial condition.

For us to build, operate and provide cable television, radio transmission, Internet services, and waste product facilities we must receive certain concessions and permits from the Polish government. There can be no assurance that we will receive and maintain all the concessions and permits. Therefore, any failure to receive and maintain the necessary concessions and permits may have a detrimental effect on our ability to operate profitably, or that our activities will generate a positive cash flow.

Industry and Market Risk

There are many changes taking place in Poland as the country adjusts for entry to the EU. Many of these changes create industry and market risk from the policy shifts and changes. Poland recently passed a new Act on Economic Activities (AEA) that replaces the Act of 1988 on Economic Activities and the Act of 1991 on Companies with Foreign Shareholding. The Act defines economic activity in the field of production, trade, construction, services, prospecting for and extraction of natural resources performed in an organized and consistent manner. The most important provisions include the establishment of branch offices and representative offices, the registration of branch offices pursuant to the National Court Register Act, the scope of conditions relating to economic activities and the granting of concessions and permits. The Act came into force on January 1, 2001 but some provisions became effective on January 1, 2000.

With regards to permits, the granting authority will have to grant a permit if the applicant meets the conditions for performance of that economic activity. This represents a major change to previous procedures that allowed discretionary permit granting powers.

Foreign Exchange Fluctuations

We do not hedge currency risk. All of our business operations are in Poland and we do not normally import or export products or supplies. Money invested into our businesses in Poland is done in US and Canadian currency. If there were a large fluctuation in the exchange rates between any of Poland, Canada or the United States, this could impact on the availability of funds.

As a result, we are subject to foreign currency fluctuations (including the potential for devaluation of the zloty) that could adversely affect our financial position and results.

Dividend Policy Dependent On Successful Operations and Capital Needs

We have never paid dividends on our common stock and cannot anticipate paying any dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our board of directors. Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, if any, and such other factors as our board of directors may deem relevant.

Trading Halts Can Cause Lack of Liquidity and Uncertainty of Share Price

Our common shares trade on the Canadian Venture Exchange. The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the Canadian Venture Exchange resulting from a change of business.

The requirements of the exchange are varied and a change of business may take many several months to complete. A company wishing to remain trading on the Canadian Venture Exchange must comply with this policy. We have currently made submissions, received shareholder approval, appointed sponsors and complied with requirements. We have no knowledge of when this process may be completed and when our shares would be reinstated for trading. This can cause shareholders liquidity problems without a market to trade their shares and uncertainty of a share price.

Risk of Obsolescence

We are basing our plans on modern technology that may give an advantage in the marketplace. There can be no assurance that we will be able to obtain or maintain such advantage. Failure to do so would have substantial adverse consequences to our business. There is no assurance that the competitors will not succeed in marketing similar or replacement services, or that they will not develop compelling strategies. Accordingly, our ability to compete could be dependent on timely enhancement of the identification, acquisition and marketing of new products and services. There is no assurance that we will be able to keep pace with the changes that could make our products and services become obsolete.

BSE - Mad Cow Disease

The European fear of "mad cow disease" or BSE could adversely impact acceptance all projects in Europe processing beef products. It is expected that a number of decisions will be made in Europe that will change existing regulations concerning the processing and handling of beef products. On December 5, 2000, The European Commission imposed a six-month ban on meat and bone meal products due to the risk of BSE spread by these products. These decisions could adversely affect our Company or require us to change plans regarding the Eco-Waste plant.

Bovine spongiform encephalopathy (BSE) is a fatal brain disease of cattle. BSE was first observed in Great Britain in April 1985, and was specifically diagnosed in 1986. By June 1990, there were some 14,000 confirmed cases out of an estimated population of 10 million cattle in Great Britain. Since 1986, more than 173,000 cases of BSE in cattle have been identified in Britain. The epidemic peaked in 1992-93 at almost 1,000 cases per week. Control measures have reduced incidence and currently, less than 100 cases are being reported per week. The disease has been reported in domestic cattle in Ireland (337 cases), France (51), Portugal (195), Switzerland (283), and in cattle exported from England to Oman (2), the Falkland Islands (1), Germany (6), Denmark (1), Canada (1), and Italy (2).

Risk of "Penny Stock"

The disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 USD (if the issuer has been in continuous operation for at least three years) or $5,000,000 USD (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 USD for the last three years.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g(c) 2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock.

Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Item 4 - Information on the Company

General

We are a development stage company with three business interests in the country of Poland. Our principal businesses are providing cable TV, business-to-business Internet telephony service and meat waste handling. We have had minimal revenues and we have never earned profits from operations.

We were incorporated on March 28, 1979 under the name of "Clear Mines Ltd." by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. We consolidated our shares on a one new for four old shares basis and changed our name to "Redwood Resources Inc." on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to "Trooper Explorations Ltd." on May 29, 1992.

On May 4, 1995 we changed our name to "Trooper Technologies Inc.". The Company's authorized capital is 50,000,000 common shares without par value.

Our registered office is Suite 1700 - Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our agent in Poland is Kancelaria Adowokacka, Marta Szymanek, Ul. Al. Jerozolimskie 30, 00-024 Warszawa, Poland. Our principal offices are located at 1020 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

Our Company has four subsidiaries:

1. Stream Communications Sp. z o.o. ("Stream") was incorporated on October 26, 1999, under the laws of Poland. We own a 100% interest in Stream that is in the business of operating a cable television business in Poland. Stream is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

2. PolVoice.com Sp. z o.o. ("PolVoice") was organized on August 11, 1999, under the laws of Poland. We own a 68.8% interest in PolVoice. PolVoice is in the business of Internet, data transmission and a VOIP provider in Poland. PolVoice is located at Ul. Walecznych 42/7, Warsaw, Poland;

3. International Eco-Waste Systems S.A. ("Eco-Waste") a wholly owned subsidiary of our Company was incorporated on September 24, 1996,under the laws of Poland. Eco-Waste is in the business of constructing and operating waste rendering plants in Poland. At present we have no operating plants or revenue from operations in Eco-Waste. Eco-Waste is located at Ul. Zloczowska 12 lol.3, 03-972 Warsaw, Poland; and

4. EES Waste Solutions Limited, a wholly owned subsidiary of our Company was incorporated on July 11, 1996, under the laws of Cyprus, located at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus. EES Waste Solutions Ltd. is in the business of tax efficiency.

We are a reporting issuer in the Province of British Columbia and our common shares are listed for trading on the Canadian Venture Exchange under the trading symbol "TPP". We also trade on the Frankfurt Exchange in Germany and the Pink Sheets in the United States.

The following diagram sets out the intercorporate relationship between our Company and its subsidiaries:

	The Company

100%			68.8%
International Eco- Waste Systems S.A.			PolVoice.com Sp. z o.o.
	100%	100%
	EES Waste Solutions Ltd.	Stream Communications Sp. z o.o.

Our Company is a holding company with business interests in Poland. Our focus since 1995 was to implement environmental technologies in Central Europe, with emphasis on Poland. As a result of these efforts, our subsidiary company Eco-Waste has begun the construction of the first modern rendering plant in Zabokliki, Poland. Our subsidiary, Eco-Waste plans to build two additional rendering plants in Poland.

With opportunities in Poland in cable and telecommunications, in 1999 we focused on the consolidation of the Polish TV cable market and implementation of the modern Voice Over the Internet Protocol ("VOIP") communication services. We entered into arrangements with Stream and PolVoice. Stream, in which we directly hold 100% of the issued and outstanding shares, has been established to become a cable TV provider in Southern and Central Poland. Stream's growth is being accomplished through acquisitions of small, independent cable TV providers and through its own marketing efforts.

PolVoice, in which we hold 68.8% of the issued and outstanding shares, was founded in August 1999 to implement the newest telecommunication technologies, transmission of data and Internet services in Poland. PolVoice has created its proprietary software and network for transmission of VOIP and data transmission (documents, electronic mail, Internet). Ultimately PolVoice plans to create a network of inter-city connections, intended for medium to large corporations that want to reduce their local and long distance telephone charges.

Office Space

We utilize about 2,500 square feet of office space in Vancouver, British Columbia. Our rent is $3,425 CDN per month increasing 6% per annum in October of each year Until May 2009. In addition, we pay $2,580 per month for maintenance and utilities and $7,820 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables

Stream Communications Sp. z o.o.

Overview

Stream is in the business of acquiring and operating a cable television business in Poland. Stream's business objective is to create a multimedia company offering cable television services in Southern Poland. Stream's head office is located in Krakow.

In October 1999, we acquired a 59% interest in Stream for total consideration of $80,000 USD ($117,630 CDN, 337,410 zloty). On January 1, 2001, a change in Government policy allowed foreign ownership to be unlimited. On January 15, 2001 pursuant to the change in Government policy regarding foreign ownership, the Company purchased from the other shareholders the balance of issued shares (41%) in Stream making Stream wholly owned (100%) by the Company. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company.

Under the direction of Adam Wójcik, a team of marketing, technical and sales people was assembled to implement, market, sell and maintain cable television services in Southern Poland.

On February 24, 2000, Stream acquired cable TV network assets from Elektromontaz Rzeszów Ltd. ("Elektromontaz"), for the sum $850,000 USD ($1.3 million CDN, 3.5 million zloty). An independent valuation report was prepared on our behalf by Evans & Evans, Inc., dated May 15, 2000, that states the fair market value of Elektromontaz was worth as least $985,000 USD based on an exchange rate of $1USD to 4.15 Polish zloty. We advanced by way of loan to Stream the sum of $1,050,000 USD (1.6 million CDN, 4.3 million zloty) to manage the purchase and upgrade the system. Elektromontaz is a cable television service provider located in Southern Poland. The acquired assets consist of an existing cable network, with its related equipment to provide cable television services, together with over 5,000 television cable subscribers.

On March 8, 2000, Stream agreed to make a cash contribution of $750,000 USD ($1.1 million CDN, 3.1 million zloty) to Bielsat.com Sp. z o.o. ("Bielsat.com"), in consideration of PPUH Telewizja Kablowa Bielsat Sp. z o.o. ("Bielsat Cable"), providing to Bielsat.com the fixed assets of Bielsat Cable (its network), intangible assets such as customer relationships, the Bielsat Cable name, the management team and organizational structure and programming agreements (collectively the "Assets") considered to be worth at least $720,000 USD ($1.1 million CDN, 3.0 million zloty). An independent valuation report was prepared on our behalf by Evans & Evans, Inc., dated August 25, 2000, that states the fair market value of the Assets was worth as least $720,000 USD based on an exchange rate of $1USD to 4.3 Polish zloty. We provided the funds to Stream by way of a loan with interest accruing on the principal sum at the rate of 10% per annum, compounded semi-annually and not in advance prior to maturity. Bielsat.com is a Polish limited liability company that was created on March 8, 2000 wherein Stream owns 51% and Bielsat Cable owns 49% of the issued and outstanding common stock.

On September 1, 2000, Stream entered into a term sheet agreement ("Term Sheet") with three arm's length European financial investors, American International Group, Inc., AIG New Europe Fund; Advent Central and Eastern Europe Fund II, L.P.; and Poland Investment Fund (collectively, the "Financial Investors"). The Term Sheet envisions the collective equity investment by the;

(a) Financial Investors as to up to $56 million USD ($84.2 million CDN, 229.5 million zloty); and

(b) Us as to up to $9.01 million USD ($13.5 million CDN, 36.9 million zloty)

for a total of up to $65 million USD ($97.7 million CDN, 266.4 million zloty) over the next three years. This will provide for the Financial Investors to earn up to a 70% interest in Stream. In the event that we fail to provide our commitment of $9.01 million USD, we would only maintain an 18% interest and the Financial Investors could earn up a 82% interest.

The first tranche provides that the Financial Investors make an initial investment of $15 million USD ($22.5 million CDN, 61.5 million zloty) subject to:

(a) Stream having acquired and fully paid for 30,000 cable subscribers - which is represented by:

(i) Stream's initial acquisition of Elektromontaz (10,805 subscribers),
(ii) Bielsat.com (3,622 subscribers, and
(iii) the acquisition of other cable television companies in Poland to acquire an additional 15,573 subscribers to satisfy the 30,000 subscriber threshold, and

(b) Stream is able to demonstrate to the Financial Investors that it has contractually committed acquisitions (under terms acceptable to the Financial Investors) of at least 70,000 subscribers (in addition to the existing 30,000 subscribers). The Financial Investors' have no obligation to make the initial investment until Stream has completed the above conditions precedent. If we do not invest the $9.01 million USD follow-up investment ($13.5 million CDN, 36.9 million zloty) to match funds put up by the Financial Investors, then we will only maintain an 18% interest in Stream.

The investment structure of Stream and resulting equity position will be as follows:

	1st Tranche	2nd Tranche	3rd Tranche	4th Tranche	5th Tranche
	$ million	$ million	$ million	$ million	$ million
Financial Investors New Cash Injection	23.0 CDN (15.0 USD)	15.3 CDN (10.0 USD)	15.3 CDN (10.0 USD)	15.3 CDN (10.0 USD)	16.8 CDN (11.0 USD)
Financial Investors Cumulative Investment	23.0 CDN (15.0 USD)	38.3 CDN (25.0 USD)	53.6 CDN (35.0 USD)	68.9 CDN (45.0 USD)	85.7 CDN (56.0 USD)
Our Company's Follow-up Investment		3.4 CDN (2.2 USD)	3.4 CDN (2.2 USD)	3.4 CDN (2.2 USD)	3.7 CDN (2.41 USD)
Our Company's Cumulative Investment	9.2 CDN (6.0 USD)	12.6 CDN (8.2 USD)	15.9 CDN (10.4 USD)	19.3 CDN (12.6 USD)	23.0 CDN (15.01 USD)
Total Equity	45.9 CDN (30.0 USD)	64.6 CDN (42.2 USD)	83.2 CDN (54.39 USD)	101.9 CDN (66.59 USD)	122.4 CDN (80.0 USD)
Financial Investors' Shareholdings	50%	59.2%	64.3%	67.6%	70.0%
Our Company's Shareholdings	50%	40.8%	35.7%	32.4%	30.0%

Stream also purchased additional assets and upgraded services and networks where at October 31, 2000, our cost for cable television networks containing 14,427 subscribers cost a total of $4.5 million CDN ($3.0 million USD, 12.4 million zloty). This is an average cost of $315 CDN ($210 USD, 860 zloty) per subscriber. A valuation report done by Polish engineers determined an installation cost per subscriber of between $215.50 USD to $219.04 USD ($325 CDN, 890 zloty). We have capitalized all cable television acquisitions as cable television network equipment with no intangibles. On these acquisitions, our mission was to acquire network assets and subscribers only. We have our own engineers, marketing staff, sales staff and maintenance staff. We also introduced new services and products not previously available.

Since the initial purchases from Elektromontaz and Bielsat.com, preliminary agreements for additional acquisitions have been signed by Stream. Evans & Evans, Inc. were engaged and prepared an independent report on the indication of value of three of the acquisitions. The indication of value conclusions supported the purchase price of the acquisitions.

Preliminary agreements have been negotiated for a total of 4.1 million CDN ($2.8 million USD, $11.3 million zloty) with:

(a) Sat-Kom Sp. z o.o. ("Sat-Kom"), and

(b) Miejska Telwizja Kablowa Sp. z o.o. ("MTK"),

In regards to the acquisition of Gim-Sat Sp. z o.o., the Company is not proceeding with this acquisition.

At January 31, 2001, we had made refundable deposits of 1.9 million CDN ($1.3 million USD, $5.2 million zloty to acquire subscribers for a total subscriber base of over 25,000. The average cost per subscriber would be $342 CDN ($227 USD, 931 zloty).

Stream's Business Strategy

Stream's key strategies to achieve our business objectives may be summarized as follows:

- To selectively buy existing subscribers from independent operators at discounted prices;

- To build networks in areas where existing operators are unwilling to sell their subscribers to Stream, or to build in areas that are not already wired;

- To selectively acquire majority stakes in the companies of other independent operators (with minority buy-out options);

- To reconstruct acquired systems using the latest technology, and to prepare them for the transmission of new services (including Pay-Per-View, Internet, Video-On-Demand and Internet telephony) and to deploy the best available equipment;

- To secure appropriate financing on a timely basis for Stream's capital expenditures program;

- To create a strong corporate image, including logo, branded products and services (e.g. Stream's own TV programming);

- To offer customers the best range of services (e.g. Pay-TV, data transmission and telephony), both in terms of quality and price, and to become an innovative and respected market leader in the industry;

- To implement sophisticated centralized customer care and support systems to both maximize customer satisfaction, and to tightly manage and control Stream's subscriber base;

- To implement modern centralized billing and cash collection systems;

- To recruit and train suitably skilled managers and other employees, including technicians, sales, marketing, customer service and finance; and

- To obtain all necessary concessions, permits, approvals and franchise agreements on a timely basis.

Background to the Polish Telecommunications Market

Introduction:

Over the last 10 years, the Polish telecommunications market has changed completely, with many new companies and products appearing in the market. The following companies have now obtained concessions to build and operate telecom networks:

- Telekomunikacja Polska S.A. ("Telekomunikacja Polska"), established in 1991 and privatised in 1998, is the national telephone company. Services include fixed lines and mobile telephone lines, radio communication services, leased lines, Internet access and data transmission. The company also sells telecommunication equipment and produces fibre optic cables and magnetic cards. In January 2000 Telekomunikacja Polska had 9.3 million telephone subscribers. Fixed line telephone services accounted for 86% of fiscal 2000 revenues; mobile telephone services, 6%; leased lines, 4%; radio communications, 2%; data transmission, 1% and telex and telegraph services, manufacturing, equipment sales and other, 1%. Telekomunikacja Polska, has been investing heavily in network expansion since 1997, and is listed on The Warsaw Stock Exchange;

- Netia Holdings S.A. ("Netia") is an alternative fixed-line telecommunications provider in Poland. Netia owns, operates and is continuing to build a fibre-optic network, which currently spans approximately 2,300 route kilometres and connects over 250,000 active subscriber lines, including over 50,000 business lines. Netia provides a range of telecommunications services including voice, data and Internet-access services. Netia is expanding its current Internet-access business with the roll out of its branded service, "Internetia". Netia's voice telephone services include switched, fixed-line voice telephone service, ISDN and voicemail. Netia has started to provide Internet-access and data services in major urban areas and expects to begin offering domestic long-distance telephone service to the Polish market over it's network in 2000. NASDAQ quoted company, 30% owned by Telia A.B. of Sweden;

- Elektrim S.A. ("Elektrim") - Polish conglomerate, listed on The Warsaw Stock Exchange, is a major telecommunications and energy company involved in mobile networks, cable TV, internet access, fixed-line telephony and power and cable manufacturing;

- Poland Telecom Operators NV ("Poland Telecom Operators") - Poland Telecom Operators was established in 1995 as Intercities Holdings NV, a Dutch company. The name was changed in August 1997 to Poland Telecom Operators NV. In total Poland Telecom Operators Group has a licence to operate in the area populated by approximately 7,8 million people, i.e. 20% of the Polish population, and are presently looking to provide a full range of services including voice, data, Internet and CATV. Poland Telecom Operators is a privately foreign-owned company;

- Pilicka Telefonia S.A - established in 1992 operating as an independent telecom operator and holds licences to deliver telecom services to an area populated by approximately 2 million people, a privately owned company;

In addition, the following companies have been granted concessions to build and operate mobile telephone networks:

- PTK Centertel Sp. z o.o. - Tp.internet owned by Telekomunikacja Polska in cooperation with PTK Centertel rolled out a new service called Idea in March. Idea.net is the new generation service combining the possibilities of the Internet and a mobile phone in the Idea network The Idea network has more than 1.3 million subscribers. Nokia has delivered a GPRS core network infrastructure to PTK Centertel. PTK Centertel Centertel's shareholders are: Telekomunikacja Polska with 66% of shares and France Telecom Mobiles International with 34% of shares.

- ERA GSM of Polska Telefonia Cyfrowa SA - a joint venture between Elektrim and Deutsche Telekom AG; Era was formed in December 1995 and received a 900 GSM operating license from the government in 1996. In August 1999, the company was granted a nationwide GSM 1800 license, and has commissioned Siemens to expand its mobile communications network.

- Polkomtel S.A. is the operator of Plus GSM digital mobile network providing services to over 2.2 million users - main shareholders: KGHM, Vodafone, TeleDanmark.

The mobile telephone operators are currently the fastest growing and the most profitable telecom companies in the country, and are already active in the cable television market.

Polish Cable Television Market:

The following italicized information has been excerpted from a the "Valuation Report, Elektromontaz Rzeszów Tele-Kab Limited Company, Rzeszów, Poland", dated May 15, 2000, as prepared for the Company by Evans & Evans, Inc., of Vancouver, British Columbia:

"An October 1999 profile of the Polish cable industry by Inside Cable and Telecoms Europe presented the following chart and description of current conditions:

Polish Cable Sector - Statistical Overview

(Source: Inside Cable and Telecoms Europe, October of 1999)

GDP	$214 Billion CDN $140 billion USD)
Population	38.8 million
Total Households	13.2 million
Total TV Households	12.6 million
Number of Cable Operators	500
Homes Passed by Cable	8 million
Homes Subscribed to Cable	3.7 million
Cable Subscribers/Households %	28%
Cable Subscribers/TV Households %	29%
Homes Subscribing to Direct-To-Home	2.2 million

(Note: Estimates by private analysts and industry participants vary. For example, Mr. Wójcik's view is that 4-5 million homes are passed by cable and 3 million homes subscribe.)

Poland's cable industry, with around 3.7 million connections, is the largest in central and Eastern Europe and probably one of the most exciting in Europe. The first networks were built in 1989 and their number increased from 356 in 1993 to more than 1000 at the end of 1998.

Demand for multi-channel TV in Poland is high, with average TV viewing higher than anywhere else in Europe. However, the telecommunications environment in the country is still volatile, despite progressive legislation designed to stabilize the industry.

By far the largest cable operator is PTK Centertel (PTK Centertel Sp. z o.o.), with systems in eight cities including Warsaw, Gdansk, Krakow and at least 20 other smaller locations, and now connecting over 890,000 homes.

@Entertainment that was acquired by United Pan-Europe in the summer of 1999 built up PTK Centertel. Wizja TV, the satellite delivered digital programme provider, was also acquired from @Entertainment, bringing United Pan-Europe a range of Direct-To-Home subscribers as well.

Other large cable operators built up through acquisition shave also been acquired by larger companies, jostling for position when the voice telephony market is liberalized. The polish manufacturer Elektrim recently acquired Bresnan Communications, the second largest Polish cable operator. It already has an alliance with Deutsche Telekom in mobile operator PTC and is clearly preparing the way for a major Telecoms investment.

Poland's Direct-To-Home industry is the third largest in Europe with 2.2 million subscribers. Two digital platforms started operation in 1998: Wizja TV (now a United Pan-Europe subsidiary) and Cyfra+ (with a range of partners but managed by Canal Plus). The Direct-To-Home battle is intense."

Legal and Regulatory Environment

Background:

The basic law that regulates the telecommunication market in Poland is contained in Telecommunication Act of November 23, 1990 and in the Radio and Television Act of December 29, 1992. The Minister of Telecommunications and The National Council of Radio and Television also regularly publish their own specific regulations.

According to the Telecommunication Act, noted above, telecommunication services can only be provided by bodies that are granted the appropriate concessions or permits.

Market access and national treatment for local public voice (wireline), domestic and international data, international fax, cellular, pan-European paging systems, and international private leased circuits were previously subject to a limit of 49% foreign ownership. According to Telecommunication Act, "a foreign company or a company with foreign shareholders cannot be granted a telecommunication concession, nor a telecommunication permit to build and operate a telecommunication network in Poland". However the Telecommunication Act also states that this above restriction does not apply if "the share of foreign shareholders in the company's capital does not exceed 49% and if:

- "the majority of management and supervisory board members are Polish citizens living in Poland.

- the number of votes of foreign shareholders or shareholders controlled by a foreign body in the General Assembly of the company does not exceed 49%."

Pursuant to Poland entering the EU January 1, 2001, the foreign ownership rules were relaxed, allowing Stream to be wholly owned by the Company.

Concessions and Permits:

- Concession for the provision of Internet-access services on the networks of Telekomunikacja Polska and other Polish operators valid for 15 years that on February 23, 2000, was granted to Stream;

- Permits to build and operate a cable television network to transmit radio and television programs in the towns of Rzeszów, Czestochowa, Bielsko-Biala, as well as other selected towns in Southern Poland. The fee payable per permit is 500 zloty ($122 USD, $183 CDN). Each permit is initially for one year and then renewable for rolling five-year periods thereafter. Permits were received in 2000 for Rzeszów-Baranówka, Jaworzno, Bochnia, and Rzeszów-Nowe Miasto;

- Registration of all radio and television programs that are to be transmitted in Stream's cable television network. The fee payable depends on the size of the network and starts at 50 zloty up to 400 zloty ($98 USD, $147 CDN) (per one network);

- Concessions for Internet and other data transmission services in Stream's own network. The fee is equal to 50 EURO ($47 USD, $70 CDN, 192 zloty) per subscriber port. Each concession will be valid for 10 years; and

- A concession for data transmission in the telecommunication networks of Telekomunikacja Polska or another operator. The fee is equal to 1% of the fee defined above.

Certain of the above fees may be increased if a tender grants the concession. However, as all of Stream's services are related only to cable networks, it is unlikely that any concession will be subject to a tender.

If concession fees are very large, they may be paid by instalments. However the number of instalments cannot exceed 6 and the payment period cannot exceed 6 years. The first instalment cannot be smaller than 50% of the total fee and must be paid before the concession is effective.

Steam's Organization, Management and Personnel

Stream was established in October 1999 by:

- Mr. Adam Wójcik, a former director of PTK Centertel, Poland's largest cable-television operator;

- Mr. Dobroslaw Ploskonka, a Polish businessman, who has successfully established an Internet company in Kraków;

- Castle Holdings Limited, a Polish company owned by Mr. Jan Rynkiewicz, Mr. Grzegorz Namyslowski and Mr. Zbigniew Tragarz, three Polish businessmen; and

- The Company.

Management Structure:

As a Polish limited liability company, Stream has two levels of management:

1. Management Board; and

2. Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Stream are elected by the shareholders (Parent Company) at each annual general meeting of Stream, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of Stream or until their successors are elected and ratified.

Management Board:

Stream's Management Board currently comprises:

Adam Wójcik - President and CEO;

Dobroslaw Ploskonka - Vice President; and

Zbigniew Tragarz - Vice President.

Supervisory Board:

Stream's Supervisory Board currently comprises of the following members:

Jan Rynkiewicz - Chairman;

Grzegorz Namyslowski - Vice Chairman; and

Stanislaw Lis - Member.

Stream Locations:

Stream currently rents 5,000 square feet in an office building, close to the center of Kraków and is considered adequate for the company's head office needs for the foreseeable future. The customer database and the call center (to manage customer calls) is also located here.

Stream plans to also maintain small separate offices in Rzeszów, Bielsko-Biala and Czestochowa to act as a base for local customer service and sales representatives. These local offices will be connected with the head-office in Kraków and will be able to access its database on-line. Local television studios will be also placed in these towns.

Marketing:

A main characteristic of the cable television business is that service is extremely localized and dependent on infrastructure (i.e. all customers must already be connected to an existing network). It can be difficult to encroach into a competitor's market and vice versa. In order to quickly build its subscriber base at the lowest cost, Stream's strategy will be to acquire existing systems (and adopt them to the broadband two-way transmission) and to simultaneously build new lines (and over-build competitors).

Stream's Targeted Markets:

Stream intends to focus on three highly populated urban concentrations in Southern Poland:

- Rzeszów and its neighbouring towns;

- Upper Silesia (concentrating firstly on the towns of and Bielsko-Biala and Racibórz, and then on the major urban conurbation of Ruda Iska, Zabrze and Gliwice); and

- Czestochowa and its neighbouring towns.

Towns over 10,000 inhabitants that are located in these regions possess nearly 4.8 million inhabitants and 1.6 million homes. The rationale for Stream's market focus is as follows:

- These are relatively large towns with only small, dispersed, existing cable operators;

- Known acquisition opportunities exist;

- Local economies are strong, with good local demography;

- Stream has good relationships with local authorities; and

- All are close to and can be well connected with Stream's head office in Krakow.

Other Potential Markets: Assumed rapid growth of Stream's subscriber base will require major acquisitions also outside the domains described above. Stream intends to build additional clusters of subscribers in these areas. The target can be achieved both through extending its own network and by trading smaller systems with other major operators.

Contrary to the strategies of its competitors, Stream will strive to maximize not only the number of subscribers, but also revenue volumes. In practice, this means that Stream will try to maintain high density of its plant by hooking-up every household within a reasonable distance from the existing network.

Customers

Individual Customers

Individual customers represent Stream's most important immediate market, as the corporate customer market in Poland is currently negligible.

Individual customers can be divided into:

1. Multi-dwelling occupants; and

2. Single-family houses

Multi-Dwelling Occupants: Multi-dwelling occupants are anticipated to represent the majority of Stream's potential subscriber base. They are generally middle-income families with average monthly incomes of between 1,500 to 2,000 zloty ($366 to $488 USD, $550 to $733 CDN). One major advantage is that these multi-dwelling occupants are all concentrated in large apartment blocks, which will make both the unit network construction cost relatively small and also reduce average maintenance costs.

Single-Family Houses: high-income families with monthly incomes of at least zloty generally occupy single-family houses, 3,000 zloty ($732 USD, $1,100 CDN). Management believes that Stream's network penetration rate will probably be higher for single-family house customers and with higher average installation and program service fees. However unit network construction and maintenance costs will be much higher.

Corporate Customers

The corporate customer market will become increasingly important and management of the company believes this customer base could represent between 5% and 10% of Stream's total market by the end of 2004. Stream will firstly target hotels, corporations, schools and public organizations.

Direct Sales: The main method used to attract customers will be direct door-to-door sales. One way to effect this will be to have salesmen working for Stream on a contractor basis.

Competition to Stream

In August of 1999, United Pan-Europe acquired @Entertainment, which owns and operates the largest cable television system in Poland, PTK Centertel. Mr. Wójcik worked in management of PTK Centertel between 1993 and 1999. @Entertainment's cable subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland. @Entertainment expanded its distribution capacity with the launch of its Direct-To-Home broadcasting service for Poland, targeted at homes outside of its cable network coverage area. As of December 31, 1999, United Pan-Europe had 1,023,800 traditional cable subscribers and 254,075 Direct-To-Home subscribers. Direct-To-Home subscribers receive Wizja TV, United Pan-Europe's multi-channel Polish-language Direct-To-Home service, which United Pan-Europe claims is the first such service available in Poland. United Pan-Europe is also trying to sell Wizja-TV programming to third party cable systems in Poland. The portions of @Entertainment's cable television networks currently being constructed are being constructed with the aim of having flexibility and capacity to be cost-effectively reconfigured to offer an array of interactive and integrated entertainment, telecommunications and information services. United Pan-Europe is upgrading selected portions of @Entertainment existing cable to meet similar standards. United Pan-Europe has applied for the data license for the territory of Poland and plans to provide Internet services. @Entertainment has been able to avoid constructing its own underground conduits in certain areas by entering into a series of agreements with Telekomunikacja Polska (the Polish national telephone company) which permit @Entertainment to use Telekomunikacja Polska's infrastructure for an indefinite period or for fixed periods up to 20 years. @Entertainment's Direct-To-Home service is encoded and transmitted, or "uplinked," from its Maidstone, U.K. facility to geosynchronous satellites that receive, convert and amplify the digital signals and retransmit them to earth in a manner that allows individual subscribers to receive and be billed for the particular programming services to which they subscribe. @Entertainment has an eight-year contract with British Telecommunications for the provision and maintenance of its uplink equipment at Maidstone. @Entertainment leases transponders on Astra satellites 1E and 1F. @Entertainment offers cable subscribers two tiers of service. Some areas are offered a package of up to 70 channels. @Entertainment's Direct-To-Home subscribers currently receive @Entertainment's Wizja TV programming, which consists of approximately 25 channels. For an additional monthly charge, certain of United Pan-Europe's cable networks currently offer two premium television services - the HBO Poland service (a Polish-language premium movie channel owned in part by Home Box Office) and, since September 18, 1999, Wizja Sport, a Polish-language premium sport channel - to customers on a monthly basis in certain cable systems. United Pan-Europe plans to create additional pay-per-view channels that will also be offered to cable customers for an additional charge.

Elektrim S.A is an infrastructural group operating in three sectors, namely: telecommunications, energy and cables. It has obtained a permit to build and operate a telecommunications network and has approximately 300,000 subscribers, primarily in Warsaw and Krakow. Elektrim has recently consolidated several local operators and purchased shares in some telecommunication companies. Elektrim also signed an investment agreement with French media and telecommunication Vivendi group and founded the joint venture Elektrim Telekomunikacja Sp. z o.o., which aims to become an alternative to Telekomunikacja Polska offering the highest technical level and the broadest scope of services. Elektrim in 1999, vended into Elektrim Telekomunikacja Sp. z o.o., shares of cellular telephone operator Polska Telefonia Cyfrowa Sp. z o.o., which operates under the business name of ERA GSM and cable television and telephone operator Bresnan Communications in Poland.

Stream, by offering broadband services, will enter three different markets that were separate for many years: telephony, cable television, and the Internet. Stream will consequently have a number of different competitors, the largest of which management believes will be Telekomunikacja Polska.

The telephony market is subject to strong state regulation. Services can only be provided by two local firms, of which one must be Telekomunikacja Polska. In addition, inter-city services can be provided by four firms, again of which one must be Telekomunikacja Polska.

In southeast Poland there is one main independent telephony operator - Poland Telecom Operators. Stream plans to co-operate with Poland Telecom Operators, possibly in joint fiber links or conduit investments, and to create a call back service on Poland Telecom Operator's lines.

Other Competitors: To Management's knowledge, there are no networks of the biggest cable television operators in the markets that Stream has targeted. Only medium-sized operators such as Polsat (DAMI), Multimedia and S.TAR have small networks in Rzeszów, Debica, Przemyl and Tarnów.

New Competitors: Due to the very local character of the cable television business, once Stream has built up a reasonably large local network it will be much more difficult for a new competitor to enter its market, particularly if Stream maintains its good relationships with local authorities.

There is an inherent risk that a totally new major player (e.g. Cable & Wireless, NTL, AT&T) will enter the Polish cable-television market. Recent acquisitions made by Polsat and Multimedia could result in raised prices of the bigger networks. Stream's most effective defence against this threat will be to build its local networks as quickly as possible in order to try to eliminate existing competition.

Intellectual Property

Stream possesses a Telecommunications License from the Minister of Communications in Poland. This license allows Stream to be an Internet provider as Stream intends to offer WEBTV as a service to its subscribers.

In addition, Stream will be required to apply for telecommunications licenses for cable services with every cable TV company acquisition. At the time of acquisition, the cable TV company's license becomes invalid and Stream has to apply for a new license. However, the cable service to the subscribers is not interrupted as the acquiring company applies for the new license.

Office

Stream utilizes about 5,000 square feet of office space in Krakow, Poland, an increase from 1,000 square feet previously held. Stream's rent is currently $12,715 CDN per month. In addition, Stream pays $19,572 CDN per month for office support that includes computers, printers, secretarial services, reception, electricity and Internet.

Acquisitions:

We intend to continue acquiring existing television network systems that already have an existing subscriber base. Our intended acquisition program is as follows:
Acquisitions	Currency	Total	2001	2002	2003

Number of new subscribers		398,500	298,500	50,000	50,000
Average price	USD	$206	$195	$225	$250
	CDN	$309	$293	$338	$376
	Zloty	843	799	922	1,025
Acquisition cost	USD	$81,957,500	$58,207,500	$11,250,000	$12,500,000
	CDN	$123,177,205	$87,482,380	$16,908,075	$18,786,750
	Zloty	335,943,793	238,592,543	46,113,750	51,237,500

Programs: We are planning that the main source of Stream's revenues in its first full year of operations will be cable television. Customers will be offered the following programs in packages:

- Broadcast Tier (BT) including all 4 channels of Polish nation-wide and local public television; Stream's own information channel; and a MultiPiP channel;

- Basic Tier (Basic) including all above programs + Polish-language programs + German music programs + English-language information programs + different-language programs + some of the choice of pay-channels;

- Intermediate Tier (IT) including all above BT programs + additional free-of-charge programs (5 Polish off-air programs + 4 German programs + 3 French programs); and

- Premium Tiers (Premium) including scrambled, individually paid programs (e.g. HBO).

Unification of Channel Line-Up: While Stream is acquiring subscribers from small independent operators; it will encounter the problem that existing systems will have their own channel line-up and their own programming policy. One of Stream's immediate tasks will be to unify the channel line-up in all the company's networks.

Programming Fees: At present, cable television fees in Poland are not regulated and Stream, especially as a local monopoly, will be free to charge its customers whatever fees it chooses. In practice Stream intends to set competitive fees, which both maximize market penetration but also minimize subscriber fall-out.

In the future however, there may be an increasing risk that the Polish Anti-monopoly Office will intervene if the major operators are suspected to be acting in a non-competitive manner (e.g. as a cartel). However flexible pricing will still be possible (e.g. by charging higher fees on specific premium programs).

Program Provider Agreements: Stream plans to sign as many agreements with program providers as possible and sell the programs via Stream's own scrambling system. Stream's policy will be to charge them to customers individually as premium channels. This will minimize Stream's costs for providing these programs, and also maximize the Company's revenues.

Pay-Per-View Services: It is intended that Stream's network (at least in the systems that have at least 10,000 subscribers served from one head-end, e.g. in Rzeszów) will be ready in 2001 for two-way transmission, which will enable the company to also provide Pay-Per-View services. In this case, Stream will have an additional, high margin revenue source through charging customers premium fees for watching a particular event (e.g. a boxing fight, a football match).

Web Television: In 2001, Stream also plans to introduce General Instruments (GI) set-top-boxes and cable modems and World Gate Communications technology. This will permit Stream's CATV subscribers to have access to the Internet via their own television sets (i.e. without the need for a PC). It will depend on customers' choice if they want to connect to the Internet via a set-top-box and TV set or via cable modem and PC. Stream will charge an installation fee and a monthly usage fee for this service.

Internet Telephony: It is planned that Stream will also provide voice transmissions (VOIP, "Voice over Internet Protocol") from the second quarter of 2001.

General Internet Access Services: Stream is intending to acquire small independent Internet providing companies. When the cable network is upgraded Stream will connect all the Internet customers to Stream's own lines. One can compare the current stage of development of the Polish Internet market to the cable television market in the early nineties.

Local Radio Stations: Stream is intending to create joint ventures with existing local independent radio stations. This will create a synergy effect for Stream's presence on the telecommunication and media market.

International Eco-Waste Systems S.A.

Overview of Eco-Waste

Eco-Waste is in the business of constructing and operating rendering plants in Poland. Eco-Waste does not currently have any rendering plants in operation; however, we plan to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland. We anticipate that the Zabokliki plant will be operational by 2002 and the Torun and Rawa Mazowiecka plants will be operational by 2003.

On March 9, 2000, the Eco-Waste entered into an agreement with the Danish company, K.E.A. Andersen Montage A-S ("Andersen"), pursuant to which Andersen has agreed to supply all equipment with instruction manuals for the construction of the rendering plant in Zabokliki, Poland. Andersen will also be responsible for the assembly and testing of the rendering plant.

The total consideration payable by Eco-Waste to Andersen is $6,225,000 USD ($9.4 million CDN, 25.5 million zloty) consisting of:

a) technical equipment/machinery $5,795,000 USD ($8.7 million CDN, 23.8 million zloty),

b) transport costs $119,000 USD ($178,850 CDN, 487,781 zloty) and

c) construction costs $311,000 ($467,414 CDN, 1.3 million zloty.

The consideration includes the cost of packaging or protection required under normal transport conditions to prevent damage to or deterioration of the equipment before it reaches its destination. Eco-Waste is responsible for the safe protection and storage of the equipment until such time erection can commence and be completed. Andersen guarantees all the equipment covering this agreement for a period of 12 months from the date of take over by Eco-Waste. In addition, Andersen guarantees that it will be able to provide spare parts for a period of 10 years. The ownership of and any right to the industrial and intellectual property of software shall at all times remain with Andersen or the supplier who has entitled Andersen to make the software available to the buyer.

Eco-Waste could have financed the agreement with Andersen by way of a commercial loan obtained from Big Bank Gdansk S.A. ("Big Bank") on November 19, 1999. Pursuant to this loan, Eco-Waste may have obtained up to $7,150,000 USD ($10.7 million CDN, 29.3 million zloty) from Big Bank. The interest rate payable on the loan was 3% above WIBOR (Polish prime) during the construction phase and 2.5% above WIBOR (Polish prime) after completion of construction. This loan facility has expired and loan fees of $663,805 CDN relating to this loan were written off in the year ended October 31, 2000. This loan could be reactivated, but Eco-Waste will wait until new meat regulations are disclosed.

Eco-Waste was approached by a private equity fund, European Renaissance Capital ("Renaissance"), a division of Renaissance Partners Inc., managed by ABN AMRO bank, with a proposal to sell up to 50% of Eco-Waste for $6.7 million USD ($10.1 million CDN, 27.5 million zloty). In August of 2000 Eco-Waste signed a "Term Sheet" with Renaissance whereby Eco-Waste agreed to sell up to a 50% preferred, convertible equity interest to Renaissance for $6.7 million USD. This proposed investment, together with Eco-Waste's existing loan arrangement and future debt financings, is expected to enable Eco-Waste to accomplish its present business objective of building an aggregate of three rendering plants in Poland by 2003. The total capital expenditure to build the three rendering plants is expected to be approximately $33 million USD ($49.6 million CDN, 135.3 million zloty), excluding taxes and interest. We are monitoring the BSE situation and we may make modifications to our design to accommodate new government policy.

The rendering plant in Zabokliki is expected to be fully operational on 2002. The plant is expected to have the capacity to process up to 240 tonnes of meat waste daily and to produce in excess of 1,200 tonnes of animal meal and in excess of 750 tonnes of processed animal fat monthly.

Eco-Waste has executed general agreements with three processing companies that are expected to provide for up to 15 years of meat-waste supply for the Zabokliki plant. Specific terms will be finalized at the time the plant opens.

Animal-Waste Supplies

Our management anticipates that Eco-Waste will have little difficulty in securing supplies of suitable animal-waste. Eco-Waste's three plants will be located in important agricultural areas of Poland, all possessing very large Polish meat-processing companies and without strong competition.

According to Mr. Sutarzewicz our specialist sanitary engineer, the optimum-mix of animal-waste to produce the best quality of end product from the sources in Poland is:

	Tonnes/day	Tonnes/month	%
Fat	32.0	774	16.9
Soft offal	28.0	676	14.7
Bones	28.0	676	14.7
Intestines	12.0	290	6.3
Blood	14.4	348	7.6
Horns/hooves	1.8	44	1.0
Bristles	1.8	44	1.0
Grid and sieve	40.0	966	21.0
Dehydrated sludge	22.0	532	11.6
Feathers	10.0	242	5.2
Total utilization:	190.0	4,590	100.0%
Total capacity:	240.0	5,798
Capacity utilization:	79.2%	79.2%

In practice, each Eco-Waste plant (except for the first start-up month) is expected to initially operate as a 190 tonne per day plant. We are planning however, that once production has commenced, a number of different recipes and mixes may be developed that may allow a higher capacity utilization to be achieved.

Market Background and Marketing

Animal Waste Disposal: The Polish government, has recently passed legislation in respect of meat waste disposal, which legislation now requires that all animal waste be disposed of to animal waste rendering plants. As at January 2001, there were no plants in Poland that have an agreement with an EU approved reduction plant.

Animal Meal: Animal meal is a high value and essential component of animal-feed which is used in the intensive breeding of cattle, pigs and poultry in Poland. However, Poland's local production of animal meal is small and importing of the animal meal is significant as there are no rendering plants that would produce high quality product.

Processed Animal Fat: Processed animal fat is a high value material that is used in cosmetics and in the production of washing powder and soap products.

Marketing of the end product will be conducted on a business-to-business basis (products and services are sold to other businesses and not to individual customers). The Eco-Waste sales force will market the end product to the wholesalers of the animal feeds in Poland (i.e. Cargill and other foreign and Polish companies). Eco-Waste will also market its meat waste collection services to the medium to large size meat processing companies in Poland. Eco-Waste will rely on the environmental law in Poland which imposes on the meat processing plants to utilize their waste in modern meat waste facilities such as Eco-Waste' rendering plant in Zabokliki. Eco-Waste' rendering plant in Zabokliki will be the first rendering plant in Poland to meet the European Union's requirements. Therefore, Eco-Waste' strategy will be to build rendering plants in the areas with close proximity to the meat processing plants which will ensure steady waste supply.

Technology

We have decided to build our rendering plants using technology (the "Andersen Process") manufactured by Andersen. The Andersen Process thoroughly breaks down and sterilizes meat-waste and within three to four hours produces both high quality animal meal and animal fat end-products (overall yield of end-product to waste is in excess of 40%). The Andersen Process is used throughout Western Europe. It complies with both Polish and EU sanitary and other requirements (including those relating to BSE) and it is also ISO 9001 certified.

It is anticipated that Andersen's technology will be supplied, assembled, tested and commissioned on a "turn-key" basis at each of Eco-Waste's three plants. On March 9, 2000, Eco-Waste entered into an agreement with Andersen for the construction of the first plant, in Zabokliki, Poland (see above).

Key attractions of the Andersen Process for Eco-Waste include:

- Andersen's equipment is well known and proven: Approximately 30 plants are using the process throughout Western Europe ;

- Andersen's technology is of modular design and the waste-processing capacity of its plants can be easily increased, at relatively little cost and without loss of existing production;

- Andersen's technology complies with all current and anticipated future requirements in Poland. It also has ISO 9001 certification;

- Andersen's technology is suited primarily to animal-waste disposal and the production of animal-feed components. Management of the Company estimates that this line of business is, and will continue to be, the most profitable for Eco-Waste in Poland;

- The end products (i.e. animal-fat and animal-meal) produced by the Andersen Process are known throughout Europe and management of the Company anticipate that they will not need to be heavily marketed;

- There already exists a market for the plant in Zabokliki, Torun and Rawa Mazowiecka in terms of local demand for waste-disposal as well as for the purchase of its end-products; and

- The Andersen Process thoroughly sterilizes all meat-waste and complies with all sanitary requirements of the EU as well as Poland, including BSE. In Andersen's 15 June 1998 offer to Eco-Waste, Andersen has guaranteed that the Andersen Process meets all EEC regulations in respect of BSE. As sterilization is an integral part of the entire Andersen Process, its sterilization guarantees not only that end product is BSE free, but that the waste-water is as well.

In order to satisfy EEC regulations in connection with the removal of BSE from animal waste (i.e. EEC directives 90/667 dated 27 November 1990 as updated by 96/25 dated 18 June 1996), sterilization must satisfy the following two heat and pressurization conditions, both of which must be carried out simultaneously for at least 20 minutes in the sterilization process:

- Heated sterilization at a minimum of 133 degrees centigrade; and

- Pressurized sterilization at 3 bars.

Eco-Waste's major customers will also require their own independent certification that Eco-Waste's end product is free of BSE. In this regard, Eco-Waste's own laboratory will carry out its own detailed inspections of each batch of end-product production. Eco-Waste's major customers will also periodically send their own quality control teams to Eco-Waste's plants to carry out their own checks as these companies have a much larger risk exposure to BSE in their mixing process.

BSE Issues

Government officials in Poland to keep Poland free of so-called "mad cow" disease have implemented a total ban on the import of meat and bone meal (MBM) effective on February 6, 2001. The ban was implemented to prevent MBM used in the production of farm animal feed in the European Union from being re-exported to Poland via third countries. Poland already prohibits the import of beef and MBM from 11 EU countries where the disease, scientifically known as bovine spongiform encephalopathy (BSE), has been discovered. As the BSE crisis in the EU deepens, Poland has moved to further clampdown on imports of products that heighten the risk of Polish herds becoming infected with the disease.

Animal feed made with MBM is widely considered by experts as the most likely cause of BSE in cattle. BSE has been linked to the human form of Creutzfeldt-Jakob disease, which has led to the deaths of about 90 people in Britain, two in France and one in Ireland. Poland banned the use of MBM in feed for cattle two years ago. But the ban has not yet been extended to other farm animals, such as pigs and poultry, which are not considered at risk of contracting BSE.

Poland's sanitary inspection services announced they would tighten controls of wholesale and retail outlets selling products containing beef and its by-products. In light of the latest clampdown, government officials last week (February 5, 2001) moved to abate consumer panic by reinforcing that Poland remains a "low risk" country as far as BSE is concerned.

On January 25, 2001, Prime Minister Jerzy Buzek announced a bipartite action plan worked out by an inter-ministerial government team formed last year following the spread of the disease to countries previously considered BSE-free. Under plan A, which will remain in effect as long as Poland remains BSE-free, veterinary inspectors will randomly test about 15,000 cattle sent to slaughter. In addition, since BSE is a neurological illness, all animals diagnosed with related disorders will be tested for the presence of the illness. Government officials estimate that the total number tested annually under this program will reach 18,000 and cost 10 million zloty ($2.43 million USD, $3.7 million CDN).

Plan B is a so-called "worst case scenario," drawn up in the event that BSE is discovered in Polish herds. Once put into motion, all cattle sent to slaughter will be tested for the presence of BSE that could cost as much as 100 million zloty ($24.3 million USD, $36.7 million CDN). The blueprint for Plan B calls for adding four more laboratories in Poland equipped to test for BSE. At present, Poland has only one lab in Pulawy.

The ban on imported MBM only strengthens the position of Eco-Waste in Poland. We will continue to monitor the situation until any further commitments are made.

Income Streams

Eco-Waste will have the following income streams from each of its three plants:

- End-product sales of animal-meal and processed animal-fat (i.e. processed from waste as end-products from the Andersen Process); and

- Waste Disposal fees from meat processing companies depositing their waste at the plant.

End-Product Sales: Eco-Waste expects its main revenue stream to be from end-product sales.

Waste Disposal Fees: At present, no waste disposal fees are payable in Poland for meat-processing companies disposing their animal-waste to rendering plants. However new stringent environmental regulations have recently come into force in Poland (i.e. from 1 January 1999) and meat-processing companies will now have to pay large fines if they continue to dispose of their waste improperly (e.g. dumping). Furthermore the smaller meat rendering companies will not be able to comply with these new regulations and many will be forced to close. Consequently it is considered that Eco-Waste will be in a strong position to charge waste disposal fees.

Management and Employees

Management Structure:

As a Polish limited liability company, Eco-Waste has two levels of management:

1. Management Board; and

2. Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Eco-waste are elected by the shareholders (Parent Company) at each annual general meeting of Eco-Waste, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of Eco-Waste or until their successors are elected and ratified.

Management Board:

Eco-Waste's Management Board currently comprises:

- Zbigniew Tragarz - President and CEO

- Waldemar Dziak, PhD - Vice President

Supervisory Board:

Eco-Waste's Supervisory Board currently comprises of the following members:

Jan Rynkiewicz - Chairman

Grzegorz Namyslowski - Vice Chairman

Stanislaw Lis - Member

Iwona Kozak - Member

Zbigniew Tragarz - President:

Mr. Tragarz, a businessman, is a director of Castle Holding Limited (a Polish financial advisory services and trading company). Mr. Tragarz also acts as an advisor in Poland to INVESCO CEAM (a UK fund manager specializing in investments within Central and Eastern Europe).

Waldemar Dziak - Vice President:

Mr. Dziak has worked for 10 years in the Polish waste industry, including as the President of the Polish subsidiary of Lobbe GmbH (a leader in communal waste disposal in Germany).

Dariusz Sutarzewicz - Technical:

Mr. Sutarzewicz is a specialist sanitary engineer who has worked for 15 years in the Polish animal-waste processing industry. He has worked notably within the Polish Institute of Meat and Fat Research, and is a recognized expert in animal by-product rendering.

It is envisaged that 57 employees will need to be employed at each plant (the security guards may be contracted out to a private company). These employees would include:

Factory manager
Factory technologist
Site services manager
Shift supervisor
Production workers
Truck drivers
Laboratory/Quality control
Book-keeper
Secretary
Security guards

Construction of an Andersen Plant

Costs Summary: The total cost (ex-VAT) of Eco-Waste's first plant at Zabokliki is currently estimated to be as follows:

	$ USD	$ CDN	Zloty
Andersen line and support services	6,927,000	10,410,865	28,393,773
Water treatment plant	582,000	874,711	2,385,618
Buildings and offices	1,187,000	1,783,990	4,865,513
Utilities and services	1,178,000	1,770,463	4,828,622
Plant infrastructure	1,156,000	1,737,399	4,738,444
Permits and project preparation	171,000	257,003	700,929
Project management	178,000	267,523	729,622
Contingency provision	566,000	850,664	2,320,034
	$11,945,000	$17,952,618	48,962,555

In addition to the Andersen process, a wastewater treatment plant will also need to be constructed as well as a bio-filter to purify gas emissions from the process.

Site: A minimum site area of 1.5 hectares will be required for each plant, which should not be located in a residential area. Eco-Waste has already purchased a 3.3 hectare site for its first plant at Zabokliki (which is on the outskirts of Siedlce). This site is secluded and located far away from residential dwellings. It is also situated on a main road with gas and electricity mains close by.

Construction: The main construction elements for each of Eco-Waste's three plants will comprise:

- Construction of a simple pre-fabricated production hall (including boiler-house) in re-enforced concrete with 2,500 m2 space and adjoining office space of 1,500 m2);

- Construction of a wastewater treatment building with an area of 800 m2 and tanks with a total area of 420 m2 as well as other waste treatment installations;

- Construction of a reinforced concrete building 800 m2 for a bio-filter (which purifies the gas emissions from the plant as well as the water treatment plant);

- Four service stations for utilities (including gas, electricity, pure-water, waste-water) and a weighbridge for raw materials;

- Separate piping network for gas, rainwater, municipal sewage, factory to wastewater treatment plant;

- Internal roads and parking space; and

- Fencing.

There will be a lead-time of approximately 10 to 12 weeks from signing contracts/first down payment to the delivery of pre-fabricated buildings.

Equipment: The main items of equipment and supply lead-times from signing contracts/first down payments are as follows:

- Complete Andersen animal by-product rendering line (9 months lead-time);

- Water treatment equipment (6 months lead-time);

- Bio-filter (8-10 weeks lead time);

- High voltage electricity transformers (5 months lead-time);

- Gas boilers;

- Ventilators;

- Gas pressure reduction unit; and

- Two waste water pumps and other utility equipment.

Permits: According to Polish construction regulations, three sets of permits from the municipal authorities must be obtained (the local Gmina authorities cannot interfere or appeal against the municipal decision).

- General permit approving of the activity of the construction;

- Construction permit approving:

- Buildings design;

- Infrastructure design; and

- Technical design; and

- Final permit approving that construction can commence.

Eco-Waste has received all three sets of permits for the Zabokliki plant as of March 2000. Eco-Waste is in the construction phase of the plant. At October 31, 2000, Eco-Waste had spent a total of 5.7 million zloty ($1.4 million USD, $2.1 million CDN) on construction costs on the Zabokliki plant. On December 1, 2000, construction was halted because of winter conditions. In addition, there are new regulations being discussed by the government concerning the handling of meat products vis-à-vis recent concerns about BSE. The European fear of "mad cow disease" or BSE could adversely impact acceptance all projects in Europe processing beef products. It is expected that a number of decisions will be made in Europe that will change existing regulations concerning the processing and handling of beef products. Eco-Waste will not resume construction until these conditions are known pending any changes that may become necessary.

Competition

Local Competition: Our management believe that there are currently about 70 local producers of animal-meal in Poland of which only 11 produce more than 50 tonnes per day. Our management believe that due to the new stringent environmental regulations, many of the small to medium producers are now struggling to stay in the market, as they cannot afford to invest in more modern technology that will comply with the new regulations. Our management believe that many of these companies will go bankrupt and therefore they are not considered to constitute a threat to the operations of Eco-Waste's three plants.

Foreign Competition: During 1998 three large foreign competitors commenced operations in the Polish market: DAKA a.m.b.a. (a Danish co-operative consisting of 23 members), Rethman (Germany) and Mateca (Germany). Management of the Company does not consider these companies to currently be a threat to Eco-Waste's plants at Zabokliki, Torun and Rawa Mazowiecka as these companies, to date, have concentrated their efforts on developing their operations in other parts of Poland. In addition, recent bans on meat and bone meal into Poland will confine operations resident only in Poland.

In this regard, our management expect that:

- Daka a.m.b.a. will continue to consolidate its position in the north of Poland, where it already has a plant in Elblag, and will concentrate on extending its market there (e.g. Szczecin; Gdansk);

- Rethman will continue to consolidate its position in the south of Poland, where it already has plants in Kraków and Rzeszów, and will concentrate on extending its market there (e.g. Katowice and Upper Silesia); and

- Mateca will continue to consolidate its position in the southwest of Poland, where it already has a plant near Wroclaw, and will concentrate on extending its market there (e.g. Lower Silesia).

Environmental Regulations

Currently, we are not subject to any environmental regulations. If and when our subsidiary begins production on our rendering plants, then Eco-Waste will have to follow Polish environmental regulations concerning the conversion of meat waste that are in accordance with the existing European Union's law.

Office

Eco-Waste utilizes about 2,500 square feet of office space in Warsaw, Poland. Eco-Waste's rent is $4,033 CDN per month. In addition, Eco-Waste pays $1,155 CDN per month for office support that includes secretarial services, faxes, photocopier, computers, printers and utilities.

Real Estate

Our subsidiary, Eco-Waste, owns two pieces of real estate in Poland:

On May 9, 1997 Eco-Waste purchased 1,950 square meters (20,989.8 square feet) of land, which is located 18 kilometers away from downtown Warsaw. Eco-Waste paid 242,000 zloty ($69,000 USD, $99,600 CDN) for this land. This land is not currently being used and the intended purpose of this land has not been determined at this time.

On May 1, 1998 Eco-Waste purchased 3.3 ha of serviced land in Zabokliki, near Siedlce, Poland for 87,284 zloty ($26,000 USD, 41,000 CDN). This land is being used for the site of the first rendering plant. To October 31, 2000 we have spent $2,036,726 CDN on the construction of the plant.

PolVoice.com Sp. z o.o.

Telephony and Internet Provider in Poland

We and Messrs. Tadeusz Piwowar and Rafal Skrzeczkowski formed PolVoice on September 23, 1999. We paid 220,000 zloty ($76,956 CDN, $51,997 USD) for a 68.8% stake in PolVoice.

PolVoice's business objective is to become an Internet, data transmission and VOIP provider in Poland.

PolVoice services will include VOIP services, data transmission, teleconferencing, web site development and maintenance. At the present time, PolVoice's services being provided are as follows:

- Navigator - a division of PolVoice responsible for Internet services and Web page designs (Navigator clients include Retirement Fund "Orzel", Medical Centre "Lux-Med", and Soccer Club "Legia Daewoo"; and

- mp3.navigator.pl - the most popular music search engine in Poland.

Furthermore, PolVoice has developed and programmed the following software and hardware to facilitate its data and voice transmission services:

Mediabox. Mediabox is a client device that connects local area network and PBX with wide network. Mediabox is fully supported by LINUX. The major functions of Mediabox are voice transmission, data transmission, build-in Firewall, Mail system, automatic configuration, and a security system which detects errors.

A local area network is a group of computers at a single location that are connected by phone lines or cables.

A PBX is telephone acronym meaning Private Branch Exchange, a physical private telephone network.

A wide area network is a private long distance network that uses leased lines to connect computers. A wide area network is a linking of computers not physically attached through conventional network connectivity. Usually the connection is a dedicated or high-grade phone link. It is often done with high-speed transmission connections but can also be through satellite or other technologies.

A firewall is a method of protecting one network from another network, yet allowing restricted access of desired users. A firewall is used on some networks to provide added security by blocking access to certain services in the private network from the rest of the Internet or other networks. A computer firewall operates in the same way that a firewall in a building keeps fire from spreading. An Internet firewall keeps hackers from spreading.

Linux is a computer operating system, that is free to all users.

A Mail system refers to electronic mail where a person can send e-mail (letters, files) on the Internet to other parties connected to the Internet.

Gatekeeper. Gatekeeper is fully supported by LINUX. Gatekeeper can run up to 60 Mediaboxes and be connected to other gatekeepers to increase the number of possible Mediabox connections. Gatekeeper's major functions are phone call transmission control, data transmission control, management of connected devices, automatic detection of transmission errors, exchange of information between connected telephones, and a built in security system.

PolVoice's devices work on special Voice over IP cards, for which PolVoice developed LINUX drivers. PolVoice created the entire software for data and phone call transmission, security system and network management system.

PolVoice has received its telecommunications license as of August 22, 2000. PolVoice is now in a position to offer its services to clients that includes data and voice transmission, Internet services, and web page design and maintenance.

PolVoice expended 248,996 zloty ($57,891 USD, $85,122 CDN) on product development costs and operations in 1999 and 1,237,418 zloty ($301,883 USD, $453,712 CDN) in 2000. Most of the development cost relates to software development. In 1999, 1.4% was for materials and in 2000, 6.4% was spent on materials. Overheads and amortization account for 30.4%, the balance is mainly for salaries and consulting costs. During the development stage of various projects, costs have been incurred in planning, probing, interfacing, designing, coding and debugging the hardware and software developed. We have developed two products, namely Mediabox and Gatekeeper, where costs incurred between technological feasibility and the point at which the products are ready for market are insignificant and as a result we have no capitalized software at October 31, 2000 and 1999.

We have not budgeted any amounts for product development in 2001.

We have not incurred costs related to the development or purchase of internal use software. We have technical expertise to modify existing systems, hardware and software, and to assist customers in interfacing with their equipment to other systems or equipment.

The most successful elements of PolVoice have been Internet servicing, web site development and mp3.navigator.pl. The only sources of revenue have been from Internet servicing and web site development. One of the problems of the Internet is trying to determine which activities will generate a revenue stream. Mp3.navigator.pl is a very popular site, but at present does not generate any revenue. Mediabox and Gatekeeper are developed products, but at present there have been no sales.

Management Structure:

As a Polish limited liability company, PolVoice has two levels of management:

1. Management Board; and

2. Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of PolVoice are elected by the shareholders (Parent Company) at each annual general meeting of PolVoice, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of PolVoice or until their successors are elected and ratified.

Management Board:

PolVoice's Management Board currently comprises:

Zbigniew Tragarz - President and CEO

Rafal Skrzeczkowski - Vice President

Michal Piwowar - Vice President

Supervisory Board:

PolVoice's Supervisory Board currently comprises of the following members:

Jan Rynkiewicz - Chairman

Grzegorz Namyslowski - Vice Chairman

Stanislaw Lis - Member

Tadeucz Piwowar - Member

Izabela Palotynska - Member

Messrs. Piwowar and Skrzeczkowski are highly educated and experienced software developers and programmers. They have been appointed to the management positions of PolVoice and are responsible for the development of necessary software to provide the above services and to conduct proper marketing research and analysis that may allow PolVoice to develop efficient and successful marketing strategies.

Since October of 1999, Messrs. Skrzeczkowski and Piwowar have been working on the development of software that will allow PolVoice to offer Internet services in Poland. In November of 1999, PolVoice applied to the Ministry for Telecommunication in Poland for a license that is essential for PolVoice to operate in that sector in Poland. The success of PolVoice will depend on many internal and external factors such as:

- Completion of effective proprietary software;

- Obtaining the requisite telecommunications license;

- The market acceptability of PolVoice software and services; and

- Market demand.

PolVoice's management is currently testing various parts of its software and hardware with a selected insurance company in Poland. No time frame for the implementation has been established as the software, at this time, is far from being ready to be marketed commercially. Only when it is established that PolVoice's products and services are reliable and are of very high quality will management determine the marketing, distribution and pricing strategy for such products and services. Therefore, at this point it is impossible to predict any revenues that PolVoice might produce in the foreseeable future.

Sales and Marketing

PolVoice will sell its products and services by implementing two strategies: (1) direct sales, and (2) retail sales. Both of these strategies intend to be directed at medium to large companies with offices across Poland. The Company will focus its emphasis on financial institutions such as banks, brokerage houses and insurance companies for the use of PolVoice services.

With respect to direct sales, PolVoice will use a hired sales force for direct business-to-business sales (no sales to individual customers) that include apart from selling its software and hardware, the implementation and maintenance services. This will be backed by a promotional campaign across Poland, emphasizing PolVoice's professional services, image, superior quality of products and will include advertising in business magazines, direct mail-out, trial offers, etc.

Secondly, PolVoice will also sell its proprietary software through traditional distribution channels: retail, mail orders, Internet.

Competition

PolVoice's main competitor is Telekomunikacja Polska S.A. ("Telekomunikacja Polska"), which is the largest telecommunications company in Poland. Telekomunikacja Polska had announced in the beginning of 2000 its intent to enter the telephony market in Poland as an alternative service to its traditional services.

Elektrim owns and operates an advanced Hybrid Fiber Coaxial (HFC) network that is capable of carrying voice, video and high-speed data traffic. Through the development of that network Elektrim introduced the first application of integrated telecommunications services in Poland. These two companies have a strong positioning in Poland, with a well-recognized brand name and financial resources. However, due to their size, both companies are not capable of quickly redirecting their efforts and services to match the demands of the customers. PolVoice will target a specific group of customers (medium to large financial institutions) in order to differentiate itself and its market.

Intellectual Property

PolVoice possesses a Telecommunications License from the Minister of Communications in Poland. This license allows PolVoice to offer its telephony service, data and voice transmission and Internet services.

Office

PolVoice utilizes about 2,500 square feet of office space in Warsaw, Poland. PolVoice's rent is $4,033 CDN per month. In addition, PolVoice pays $298 CDN per month for office support that includes reception services, faxes, photocopiers, printers and electricity.

EES Waste Solutions Ltd.

EES Waste Solutions Ltd. is currently an inactive business. It was initially established to provide tax efficiency.

General and Economic Conditions in the Country of Poland

Substantially all our business operations are conducted in the country of Poland. On January 1, 1995 the Polish currency, the zloty, was redenominated. One "new" zloty (PLN) is equivalent to 10,000 old zloty. The GDP was 4.1% in 1999 from 6.5% in 1998 and 6.9% in 1997. The GDP was 5.6% in 2000 and is expected to be 5.5% in 2001. Poland aspires to join EU, and therefore needs to harmonize its legislature and trading practices with those of EU. There have been many reforms since 1989 in banking, taxation and commercial practices. As a result, in 1991 Poland signed an EU Association Agreement that initialized the free-trade system with EU member countries; in 1996 Poland became the 28th OECD member; by 1997 Poland was invited to join NATO, invited to begin negotiating EU membership. The tax system in Poland was modified and a new personal income tax was introduced in 1992. Aside from direct taxes such as personal income tax and corporate tax, there are indirect taxes: value added tax (VAT), various custom duties or employee security tax (ZUS).

There have been frequent changes in legislation concerning taxes and business practices as a result of adaptation to the needs of market economy. Generally, in Polish law the legal form takes precedence over the substance. Administrative rulings tend to follow the wording of the law and no attempt may be made to understand the underlying economic realities of transactions or the intentions of the legislation.

Standard & Poor's have given a "BBB+" rating to the country of Poland. A "BBB" rating indicates an adequate capacity to meet financial commitments.

The following table gives various key statistics on the country of Poland as compared to other European countries. Ranking is done on the basis of overall averages.

Financial Statistics of Selected European Countries
	Population (millions)	GDP per capita $	GDP growth rate	Inflation	International reserves excluding gold (billions)	Gold reserves (millions of oz)	National debt (billions)
Eastern Europe
Poland	38.6	6,800	5.6%	9.8%	24.535	3.306	44.00
Hungary	10.2	7,400	5.0%	10.1%	11.245	0.067	28.58
Czech Republic	10.3	11,300	(1.5%)	3.9%	12.779	0.446	25.30
Bulgaria	8.2	4,100	4.0%	9.5%	2.827	1.031	9.91
Slovakia	5.4	8,300	5.0%	16.4%	3.339	1.290	10.60
Ukraine	49.8	2,200	(1.7%)	9.9%	0.963	0.168	12.72
Russian Federation	146.4	4,000	(5.0%)	22.5%	8.912	13.452	183.60
Republic of Moldova	4.5	2,200	(8.6%)	39.4%	0.184	n/a	1.04
Belarus	10.4	5,200	7.0%	211.7%	0.299	0.000	1.12
Romania	22.3	4,050	(7.3%)	588.0%	2.674	3.327	9.51
Western Europe
Netherlands	15.8	22,200	3.7%	1.9%	9.552	30.452	0.00
France	59.0	22,600	3.0%	1.3%	39.452	97.240	117.60
Austria	8.1	22,700	2.9%	1.9%	14.950	13.101	31.70
Belgium	10.2	23,400	2.8%	2.0%	10.913	8.298	28.30
Germany	82.1	22,100	2.7%	1.9%	59.622	111.519	360.00
United Kingdom	59.1	21,200	2.6%	2.6%	29.388	22.978	75.00
Italy	56.7	20,800	1.5%	2.3%	21.899	78.829	45.00

Item 5 - Operating and Financing Review and Prospects

Overview

Our company, Trooper Technologies Inc. is a public company listed on the Canadian Venture Exchange (CDNX), the Frankfurt Stock Exchange, Third Segment, in Germany and on the Pink Sheets in the United States. We are focusing our efforts on business opportunities in Central and Eastern Europe. Headquartered in Vancouver, Canada, with offices in Warsaw, Poland, we are a development stage technology company with three business interests in Poland.

We hold an 100% interest in Stream, a cable TV provider; a 68.8% interest in PolVoice, a business-to-business internet telephony service and a 100% interest in Eco-Waste, which is building modern waste rendering plants in Poland.

We prepare our financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principals (GAAP). In addition these financial statements are reconciled to United States GAAP. We generate revenues in Polish zloty and incur expenses in Polish zloty, Canadian dollars and United States dollars. Currency fluctuations affected reported figures negatively by $150,019 CDN for the year ended October 31, 2000. For the fiscal year ended in 1999, we suffered a loss of $249,772 CDN and for the fiscal year ended in 1998 we had a gain of $716,170 CDN as a result of foreign exchange. The cumulative effect is a foreign exchange gain of $471,025 CDN. Up to the year ended October 31, 2000, the functional currency of our Company is the Canadian dollar. All of our subsidiaries have been dependent on the parent for financial support. In the coming year, Stream will be self-sufficient and this will cause a change in the way that foreign exchange gains and losses are calculated.

On September 1, 2000, we signed a term sheet with AIG New Europe Fund, Advent Central and Eastern Europe Fund II, L.P. and Poland Investment Fund (the "Investors") to fund the operations of Stream. The term sheet is subject to a formal agreement being negotiated and signed. The term sheet specifies that subject to certain conditions,

(a) the Investors will provide up to $85.7 million CDN ($56.01 million USD) for a 70% interest in Stream and

(b) we will provide up to $13.8 million CDN ($9.01 million USD) for a 30% interest in Stream.

Under the term sheet the Investors will inject the first tranche of $23 million CDN ($15 million USD) when Stream has:

(a) acquired 30,000 subscribers,

(b) an additional 70,000 subscribers by way of contractual commitment and

(c) we have an equity investment of $9.2 million CDN ($6 million USD).

At October 31, 2000, we had contributed $6,501,990 CDN ($4,248,400 USD) into Stream. Once the threshold of $9.2 million CDN ($6 million USD) is reached, we will not be required to contribute any further funds until the second tranche at which time it must match funds at a rate of 22%. At January 31, 2001, we had contributed by way of investments and loans to Stream a total of 23,012,000 zloty ($5.6 million USD, $8.4 million CDN) that Stream converted into equity for us.

During the year ended October 31, 2000 $4,549,225 CDN was expended on the acquisition and development of cable TV networks that resulted in Stream controlling over 14,000 cable subscribers in Poland. Stream's future business growth will consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell their subscribers to Stream, buying interests in existing cable operations and to reconstruct old systems by preparing them for the transmission of new services, including pay-per-view, internet, video-on-demand and internet telephony.

Since its inception in October 1999, PolVoice has been working on the development of software and hardware to allow it to offer Internet services in Poland. PolVoice was established to create an integrated hardware and software platform that will transmit real time data, voice, fax, and media over the Internet. The number of employees has increased from 2 in 1999 to 20 part-time and full-time employees in 2000. On August 22, 2000, PolVoice was granted a license to provide telecommunications services in Poland. The license allows PolVoice to commercialize its propriety software and hardware over the Internet in Poland. PolVoice expended 248,996 zloty ($57,891 USD, $85,122 CDN) on product development costs and operations in 1999 and 1,237,418 zloty ($301,883 USD, $453,712 CDN) in 2000. Most of the development cost relates to software development. In 1999, 1.4% was for materials and in 2000, 6.4% was spent on materials. Overheads and amortization account for 30.4%, the balance is mainly for salaries and consulting costs. All capital was supplied by our parent company, by way of inter-company loan to PolVoice. The minority shareholders in PolVoice have not made any capital contributions.

On March 2, 2000, Eco-Waste received its final Civic Work Permit for the construction of its initial rendering plant in Zabokliki, Poland. The permit includes the first license for utilization of meat waste in Poland since 1983. Subsequent to receiving the license, Eco-Waste entered into a purchase agreement with KE Andersen Montage A/S of Denmark for the supply, assembly, testing and commissioning of the "Andersen Process". The Andersen process is used extensively throughout Western Europe to utilize or sterilize meat waste and to produce bone and meat meal. The contract price is $6.2 million USD ($9.5 million CDN). Eco-Waste has signed a term sheet with the Renaissance Partners in Poland on August 10, 2000. The proceeds from the proposed venture would allow Eco-Waste to develop up to three rendering plants in Poland. The Company expended $795,716 CDN on plant construction in 1999 and $1,241,010 CDN in 2000 for a total of $2,036,726 CDN on plant construction in progress. Work completed on the Zabokliki site, prior to the fiscal year end, include constructing four service stations for utilities (including gas, electricity, pure-water and wastewater) and a weight bridge for raw materials. In addition, work has been completed on developing a separate piping network for natural gas, rainwater, and municipal sewage and factory wastewater. In preparation for the construction of the rendering plant, Eco-Waste completed building a concrete slab for the factory foundation, fencing, internal and access roads. The construction was suspended on December 1, 2000 due to the winter season in Poland. On December 4, 2000 the European Union's representatives announced that new regulations for rendering plants and meat handling are being rewritten as a result of beef contamination from bovine spongiform encephalopathy (BSE). It is expected that the new regulations will be available in early 2001. We will not advance any plans until the new regulations are available.

Results of Operations

Year ended October 31, 2000 Compared to Year Ended October 31, 1999

We had revenue from operations for the first time in the year ended October 31, 2000. Revenues generated from cable operations in Stream late in the year amounted to $318,198 CDN and from PolVoice in the amount of $14,586 CDN. Revenues have been generated from Stream's acquisition of cable subscribers. These revenues are not considered significant and the Company is still in the development stage. The operating loss was $3,542,710 CDN in 2000 as compared to $1,808,324 CDN in 1999 and $1,655,179 CDN in 1998. The total loss in 2000 was $4,166,177 CDN as compared to $1,845,950 CDN in 1999 and $674,336 CDN in 1998. We depend on sources of capital from equity financing to continue operations where we will incur losses until sufficient cash flow is achieved. The increase in the losses from 1998 to 2000 are from our business developments carried on in Poland; including Eco-Waste's continuation of the development of the rendering plant in Zabokliki, the establishment of PolVoice in September 1999, and the multimedia venture with Stream in October 1999.

The increase in office and other expense of $364,213 to $438,344 for the year ended October 31, 2000 from $74,131 CDN for the year ended October 31, 1999 reflects increased costs from the added operations of Stream. With Stream being acquired by us in the latter part of the year ended October 31, 1999, the current year reflects a full year of office maintenance, insurance, printing and office supplies. In addition, Stream had acquired the operations of Bielsat in March 2000. The increases in wages of $281,909 CDN, management fees of $216,810 CDN, rent expense of $112,258 CDN, automotive expense of $92,368 CDN, telephone expense of $63,202 CDN, and computer services expense of $20,310 CDN of 2000 over 1999 is largely from the operations of Stream that incurred wage costs of $248,734 CDN, management fees of $188,581 CDN, rent expense of $83,342 CDN, automotive expense of $82,782 CDN, telephone expense of $43,569 CDN, and computer services expense of $14,222 CDN in 2000.

The increase in consulting fees of $235,002 CDN to $519,781 CDN in 2000 from $284,869 CDN in 1999 is largely from the operations of PolVoice which incurred consulting fees expense of $151,584 CDN in 2000 as compared to nil in 1999; and an increase in our operations of $67,976 CDN in 2000 as compared to 1999. Consulting expense was the use of external consultants to determine various technical and designs of Internet telephony.

The amortization of deferred charges increased $206,200 CDN from $103,100 CDN in 1999 to $309,300 CDN in 2000 and an amount of $663,805 CDN was written off as a non-operating expense pursuant to loan arrangements with BIG Bank Gdansk expiring.

Amortization of capital assets increased $145,238 CDN from $24,738 CDN in 1999 to $169,976 CDN in 2000. The increase results primarily from additions to cable television network equipment of $4,549,225 CDN.

The increase in travel expense of $115,939 CDN to $158,515 CDN in 2000 from $42,576 CDN in 1999 is from the operations of Stream that incurred a cost of $23,268 CDN in 2000 and an increase of $88,930 CDN in our parent in 2000 as compared to 1999. We paid for travel costs for the business valuators, sponsorship personnel and fund personnel to visit Poland to perform due diligence on our subsidiaries in Poland. The business valuators wrote three reports in 2000 and we raised in excess of $6 million CDN in equity financing.

The increase in promotion and investor relations expense of $103,445 CDN to $132,268 CDN in 2000 from $28,823 CDN in 1999 is largely for a sponsorship in bringing a Polish art exhibit to the Vancouver Art Gallery costing $50,000 CDN and news dissemination through BCE Emergis costing $32,433 CDN.

We had an increase in accounting expense of $46,705 CDN to $121,728 CDN in 2000 from $75,023 in 1999 attributable to an increase in audit costs. As Stream and PolVoice were added to our Company late in 1999, audits performed in Poland by our auditors, Pricewaterhouse Coopers, covered one complete year in 2000, increasing the audit costs as compared to the previous year.

The increase in bank charges and interest expense of $44,522 CDN to $78,454 CDN in 2000 from $33,932 CDN in 1999 is largely from a settlement cost of $42,945 CDN regarding a loan agreement and an ensuing dispute over interest charges.

The increase in tariffs and duties expense of $43,313 CDN to $50,975 CDN in 2000 from $7,662 CDN in 1999 is largely from the operations of Stream which incurred a cost of $23,301 CDN in 2000; and an increase in PolVoice of $15,298 CDN in 2000 as compared to 1999.

The decrease in legal expense of $20,992 CDN to $119,882 CDN in 2000 from $140,874 CDN in 1999 and also the decrease of $114,279 CDN for the year ended October 31, 1999 as compared to the year ended October 31, 1998 is due to the difficulties with Thermo-Tech that started a number of years ago. This issue was resolved in the year ended October 31, 2000 where we agreed to receive a settlement of $500,267 CDN being the cost paid for the licence. Subsequent to October 31, 2000, we received the sum of $500,267 CDN from Thermo Tech.

Losses from Stream and PolVoice are reduced by the minority interest that are shown as non-controlling interest which increased $176,661 CDN from $12,258 CDN in 1999 to $188,919 in 2000.

Interest income decreased $236,627 CDN from $313,622 CDN in 1999 to $76,995 CDN in 2000. In previous year, we had cash deposits on hand of $3,425,384 CDN, whereas in the year ended October 31, 2000, we had a cash balance of $440,736 CDN. The average cash balance we had in 2000 was $1,547,207 CDN; and in 1999 the average was $5,960,934 CDN.

Year Ended October 31, 1999 Compared to Year Ended October 31, 1998

Our administrative expenses for the year ended October 31, 1999 were $1,808,324 CDN compared to $1,655,179 CDN for the year ended October 31, 1998. Administrative expenses increased in 1999 as a result of our increased activities in Poland. This resulted in September with the addition of PolVoice and in October with the addition of Stream.

The increase in consulting fees of $218,207 CDN to $284,869 CDN in 1999 from $66,662 CDN in 1998 is largely from the operations of Eco-Waste that involved external consultants in regard to design costs.

The decrease in rent expense of $84,257 CDN to $90,598 CDN in 1999 from $174,855 CDN in 1998 is largely from the discontinuance of temporary office space held in Poland in 1998. In 1998, office space in Warsaw was at a premium.

The decrease in telephone expense of $28,205 CDN to $34,926 CDN in 1999 from $63,131 CDN in 1998 is due to the deregulation of long distance telephone. As we all of our business interests are in Poland we have a large number of long distance telephone calls. Long distance charges to Poland were reduced by two and one-half times by freedom to choose other carriers.

Bank charges and interest increased by $21,635 CDN to $33,932 CDN in 1999 from $12,297 CDN in 1998 was due to wire charges to send money into Poland.

Other significant items in the period include a foreign exchange loss of $249,772 CDN (1998 - gain $716,170 CDN) due to cash being held in U.S. dollars and a strengthening Canadian dollar exchange rate. Interest income of $313,622 CDN (1998 - $450,273 CDN) was earned on funds held in term deposits. The Company incurred a construction contract penalty of $113,734 CDN (1998 - $185,000 CDN) as a result of delays in starting its rendering plant project.

Legal expenses of $140,874 CDN for 1999 compared to $255,153 CDN in 1998. In 1998 we commenced a legal action in the Supreme Court of British Columbia against Thermo Tech Technologies Inc. ("Thermo Tech"), to enforce the provisions our existing licensing agreement with Thermo Tech, which contemplated the construction and operations of thermophilic plants by us in Poland and elsewhere in Central Europe. We won our lawsuit against Thermo Tech and hold the technology rights under the licensing agreement. As a result of the prolonged litigation, we selected an alternative technology, produced by K.E.A. Andersen Montage from Denmark and begun the permitting process to construct a rendering plant in Zabokliki in Poland.

Interest income decreased 136,651 CDN from $450,273 CDN in 1998 to $313,622 CDN in 1999. In previous year, we had cash deposits on hand of $8,029,194 CDN, whereas in the year ended October 31, 1999, we had a cash balance of $3,425,384 CDN. The average cash balance we had in 1999 the average was $5,960,934 CDN; and in 1998 the average cash balance was $8,294,730 CDN.

Year Ended October 31, 1998 Compared to Year Ended October 31, 1997

Our administrative expenses for year ended October 31, 1998 were $1,655,179 CDN compared to $1,237,862 CDN for the year ended October 31, 1997 and management fees increased to $319,545 CDN in 1998 as compared to $199,000 CDN in 1997 as a result of increased activity and plans to do business in Eastern Europe. Similarly wages increased to $307,254 CDN in 1998 as compared to $171,495 CDN in 1997. In 1997 our efforts were spent on equity financing, where some $10 million CDN was raised on September 7, 1997. With sufficient money in hand we then embarked on our business interests in Poland.

In 1998 we also had to deal with the Thermo Tech lawsuit. Legal expense increased to $255,153 CDN in 1998 as compared to $106,199 CDN in 1997 as a result of the Thermo Tech matter as described in the previous section. This lawsuit curtailed time away from British Columbia where the action was fought, reducing travel to Poland where travel expense was down by $82,182 CDN in 1998 as compared to 1997.

The cost of persons connected to the lawsuit and several meetings with shareholders and interested parties is reflected in the increase in meals and entertainment of $26,555 CDN in 1998 over 1997.

Promotion expenses decreased by $45,692 CDN to $34,774 CDN in 1998. In 1997 additional money was spent to increase awareness of our Company and to provide materials to investors. In 1998, we reduced the promotional materials and increased shareholder communication. In 1998, shareholder information expense increased $24,306 CDN to $32,904 CDN for the year as a result of installing various internet systems to provide information for shareholders and interested parties.

Rent expense increased to $174,855 CDN for 1998 from $47,623 CDN for 1997, as we rented an office in Poland. At that time office space was at a premium.

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements

Our financial statements are prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles) and reconciled to US GAAP. Differences are shown in note 16.

Expenditures incurred during the start-up of a new facility prior to commencement of commercial operations are capitalized under Canadian GAAP. Under US GAAP, these costs are expensed. For the year ended October 31, 1999, $1,546,650 CDN in start-up costs relating to Eco-Waste were capitalized under Canadian GAAP.

Recently the Canadian Institute of Chartered Accountants issued standards #3461 - Employee Future Benefits, which requires that all employee future benefits be accounted for on an accrual basis, and #3465 - Income Taxes, which requires the adoption of the liability rather than the deferral method of accounting for income taxes wherein accumulated tax balances are adjusted to reflect changes in tax rates. Adoption of this standard is not expected to be material.

The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities effective for fiscal years after June 15, 2000. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Adoption of this standard is not expected to be material.

Liquidity and Capital Resources

During the year ended October 31, 2000, 3,504,150 common shares were issued from the exercise of stock options, a private placement and the exercise of warrants that raised $6,446,650 CDN less issue costs of $169,000 CDN for a net to the treasury of $6,277,650 CDN.

Type	Shares	Price - CDN	Gross - CDN	Commission - CDN	Net - CDN
Stock options	1,480,000	$1.41	$2,086,800		$2,086,800
Stock options	715,000	$1.59	$1,136,850		$1,136,850
Private placement - July 2000	1,255,000	$2.50	$3,137,500	$169,000	$2,968,500
Private placement finders fees	24,150	*
Warrants	30,000	$2.85	$85,500		$85,500
Total	3,504,150		$6,446,650	$169,000	$6,277,650

* deemed value at $2.50 CDN per share for total of $60,375 CDN

Stock options were exercised at $1.41 CDN per share for 1,480,000 shares and at $1.59 CDN per share 715,000 shares for a total of $3,223,650 CDN. In July 2000, a private placement was completed of 1,255,000 units, consisting of one common share and a one-half share purchase warrant at $2.50 CDN per unit for proceeds of $2,968,500 CDN net of issue costs. The share purchase warrants are priced at $2.85 CDN per share for a period of two years. In October 2000, 60,000 warrants were exercised to purchase 30,000 common shares for a total of $85,500 CDN. In the previous year the only issuance of share capital was 50,000 warrants exercised at $1.38 each for a total of $69,000 CDN.

Our working capital as at October 31, 2000 was $889,214 CDN being down by $2,934,624 CDN from the previous year ended October 31, 1999 when the working capital was $3,823,838 CDN. With the capital we raised in 2000 of $6,277,650 CDN, we had a total of $10,101,488 CDN in funds available. Funds were used in operations for a total of $3,136,458 CDN, the purchase of capital assets for $5,113,561 CDN and advances to purchase cable networks for a total of $921,515 CDN.

Liquidity of our assets is very low. Our assets are in the development stage, where in the case of Stream, should produce cash in 2001, but in the case of Eco-Waste and PolVoice, there is practically no liquidity at all. We cannot convert our assets readily into cash, except that we have sufficient cash, accounts receivable and amount due from Thermo Tech totaling $1,222,013 CDN, to cover our current liabilities of $920,976 CDN. We are entering a phase of being able to securitize assets against cash flow. Stream has recently negotiated a bank loan of 7.4 million zloty ($1.8 million USD, $2.7 million CDN) at 1% over prime to be available for the purchase of cable networks. This would be repaid from cash flow from our cable network business in Stream. Our main source of funds is still from equity sources.

During the year ended October 31, 1999, on December 16, 1998, we issued 50,000 shares at $1.38 CDN per share for cash proceeds of $69,000 CDN from the exercise of share purchase warrants. In comparison, during the fiscal year 1998, we issued the following securities: On March 12, 1998, 100,000 shares at $0.92 CDN per share for total cash proceeds of $92,000 CDN; and on June 11, 1998, 120,263 shares at $0.83CDN per share for total cash proceeds of $99,818.

We had cash and cash equivalents on hand of $3,425,384 CDN at October 31, 1999 compared to $8,029,194 CDN at October 31, 1998. During the year ended October 31, 1997, we issued the following securities: 10,269,417 shares for a total amount of $9,279,367 CDN from a private placement, 1,268,354 shares for a total of $877,524 CDN from exercise of warrants and 180,000 common shares for a total of $212,000 CDN from exercise of stock options. During the year 1999, our cash and cash equivalents changed from $8,029,194 CDN in 1998 to $3,425,384 CDN in 1999. The decrease of $4,603,810 CDN is mainly from cash used up in the loss for the year of $1,845,950 CDN, the purchase of capital assets of $699,306 CDN and startup and financing charges (deferred charges) of $2,062,200 CDN.

Effective on September 9, 1997 we completed a private placement issuing from treasury a total of 10,000,000 units of our common shares, at a subscription price of $0.84 CDN per unit in connection with 8,267,196 units and at a subscription price of $1.35 CDN per unit in connection with the remaining 1,732,804 units for total proceeds of $9,283,730 CDN. Each unit was comprised of one common share and a warrant. The subscribers purchasing the aggregate of 8,267,196 units were entitled to purchase one additional common share at a purchase price of $0.84 CDN for a period of one year and at a purchase price of $0.97 CDN for the second year. The subscribers purchasing the aggregate of the remaining 1,732,804 units were entitled to purchase one additional share at a purchase price of $1.35 CDN for a period of one year and at a purchase price of $1.55 CDN for the second. In consideration of the placement of an aggregate of 1,732,804 we paid Global Securities Corporation a cash finder's fee of $233,928 CDN. In addition, in 1997 a private placement was completed of 269,417 units at $1.20 CDN each.

Cash flow from operations started for the first time in the year ended October 31, 2000. The cash flow from the operations of Stream is a function of its subscriber base. Rates vary for the type of service and the area of service. It is projected that monthly fees will average 30 zloty ($7.32 USD, $11.00 CDN) for a total revenue projection for 2001 of 15 million zloty ($3.7 million USD, 5.5 million CDN). Steam will be self sufficient in year 2001, except for expansion needs. Stream has negotiated a bank loan of 7.4 million zloty ($1.8 million USD, $2.7 million CDN) to be repaid from cash flow. Stream can continue to obtain more bank financing to purchase further cable assets. Under the term sheet with the Financial Investors, Stream can also purchase further cable assets.

To meet our term sheet requirement with the Financial Investors, Stream must reach an equity threshold of $9 million CDN ($6 million USD. At October 31, 2000, Stream requires an estimated $4.2 million CDN to complete its equity threshold of $9 million CDN ($6 million USD). After the Financial Investors have completed the first tranche of financing, we must contribute an additional amount of 22% of the second tranche ($9.01 million USD, $13.5 million CDN) of financing to maintain our equity position in Stream. At January 31, 2001, we had contributed by way of investments and loans to Stream a total of 23,012,000 zloty ($5.6 million USD, $8.4 million CDN), almost completing the first term sheet requirement.

The financial strategy to purchase further cable assets and one of the compelling reasons for vendors to sell their cable assets is that the result of consolidation reduces overhead and makes the new base more competitive. Until a cable subscriber base reaches a certain critical mass, there is no goodwill, only a cost value of the networks and head ends. By purchasing cable subscriber networks, by consolidation and application of consistency in services and billing methods, then an economic base is reached that creates a positive cash flow, is bankable and has a valuable component of goodwill.

PolVoice has had some revenue from 2000, and it is expected to generate revenue in 2001. It is not expected at this time that PolVoice will be self sufficient from operations and that it will continue to need financial assistance from its parent. PolVoice requires an estimated $500,000 CDN for business development. In addition, we have administrative expenses in the parent Company and Eco-Waste estimated to be $1.9 million CDN for the next fiscal year.

Subsequent to October 31, 2000, on January 2, 2001 the Company announced a private placement of 1,000,000 units at a price of $1.75 per unit. Each unit consists of one common share and one-half share purchase warrants purchasing additional shares at $2.00 each. The Company has completed the placement of 901,286 units receiving funds totaling $1,577,249 less commissions of $31,763.

On April 20, 2001, the Company announced a private placement of 300,000 units at a price of $1.60 per unit. Each unit consist of one common share and one-half share purchase warrant purchasing shares at $1.80 each. The Company has completed the placement of 300,000 units receiving proceeds of $480,000.

On May 8, 2001, Company announced a private placement of 2,062,500 units at a price of $1.60 per unit for a total of $3.3 million. Each unit consists of one common share and one-half share purchase warrant for a period of two years at a price of $1.80. Commissions payable $8,000. The Company has completed the placement of 2,062,500 units receiving proceeds of $3,292,000.

In addition, $347,300 CDN was received from the exercise of 234,000 shares under stock option plans.

As at October 31, 2000, we had stock options totaling 2,159,062 shares at a weighted average price of $2.45 CDN and warrants available to purchase 597,500 shares of our common stock at $2.85 CDN each.

Accounts receivable of $301,007 CDN is a non-current asset reflecting a possible VAT offset. VAT is a 22% sales tax levied in Poland. Our subsidiaries pay VAT on the purchase of goods and must collect VAT on sales. When our purchases exceed our sales, we have more VAT paid than collected from sales to customers. If we have enough sales within three years of having a VAT credit, then we can utilize the credit to reduce the sales tax we would otherwise pay to the government. Under Polish law, VAT can be carried forward for 36 months, after which time, if there is no output VAT to offset the input, the credits are lost. The VAT offset cannot be refunded, but can be offset against VAT on sales. At each year-end we determine the status of the amount of VAT that can be offset. Any amounts of VAT paid on purchases that are older than three years and therefore cannot be utilized to reduce VAT on sales will be written off. The amount of $301,007 CDN is only one year old. At this time, all VAT paid on purchases can be refunded if we can achieve sufficient sales of $1,368,214 CDN within two ensuing years.

Eco-Waste does not have a revenue yet and it is not expected to have any cash flow until 2002. Eco-Waste requires $10 million CDN to complete its construction of its plant. Eco-Waste was approached by a private equity fund, European Renaissance Capital ("Renaissance"), a division of Renaissance Partners Inc., managed by ABN AMRO bank, with a proposal to sell up to 50% of Eco-Waste for $6.7 million USD ($10.1 million CDN, 27.5 million zloty). In August of 2000 Eco-Waste signed a "Term Sheet" with Renaissance whereby Eco-Waste agreed to sell up to a 50% preferred, convertible equity interest to Renaissance for $6.7 million USD. This proposed investment, together with Eco-Waste's existing loan arrangement and future debt financings, is expected to enable Eco-Waste to accomplish its present business objective of building an aggregate of three rendering plants in Poland by 2003. The total capital expenditure to build the three rendering plants is expected to be approximately $33 million USD ($49.6 million CDN, 135.3 million zloty), excluding taxes and interest. We are monitoring the BSE situation and we may make modifications to our design to accommodate new government policy.

A company with foreign share holding formed in Poland is under Polish law and treated in the same manner as a company with Polish share holding. Full repatriation of after-tax profits and capital is allowed, and companies with 100% foreign participation are permitted. Capital introduced into Poland by foreign investors may be freely withdrawn. Full repatriation of profits and divided payments is allowed without obtaining a permit. Companies must account for withholding tax to the Polish Tax authorities on any distributed dividends unless a treaty provided otherwise. To avoid double taxation, Poland has devised tax treaties with more than 60 countries.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk. We will continue to raise funds by way of private placements in our capital stock, exercise of stock options and warrants, sale of equity in its subsidiaries, and mortgages and loans, although there can be no guarantee that such funds will be available in the future. We have received the majority of funding by way of private placement of our common shares. For the years ended October 31, 1997 to 2000, through private placements we have raised in excess of $12 million of which 67% of the placees were investment funds, namely Invesco International Limited, Regent CIS Fund, US Global Accolade, East European Fund and Manulife Regent Global Fund. We intend to continue our relationship with these funds and also intend to pursue other funds, particularly those with interests in Eastern Europe. We will accomplish this by way of visitation and market awareness programs.

Our projections for the next fiscal year are as follows:

Planned Expenditures $CDN
Acquisitions of cable TV companies (Stream)	$58,207,500
Development of Telecommunications hardware and software (PolVoice)	250,000
Marketing of PolVoice's services	250,000
Rendering Project in Eco-Waste	13,000,000
Working Capital	2,000,000
Overheads	1,900,000
Total:	$75,607,500

Planned Funding $CDN
Stream Investors	50,351,850
Private placement January 2001	1,750,000
Exercise of stock options	347,300
Renaissance Partners	10,100,000
Eco-Waste mortgage	2,000,000
Stream bank loans	2,700,000
Equity financings required	8,358,350
Total:	$75,607,500

ITEM 6 - Directors, Senior Management and Employees

Our board of directors is elected by our members as indicated in our memorandum of association. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have service agreements with our Company. The normal notice period for executive officers is 12 months. In the case of Stream, Eco-Waste and PolVoice, the Supervisory Board is elected by its members (Parent Company) and the Supervisory Board appoints the management. The following sets out our directors and officers of our Company:

Directors and Senior Management

The Company
Stanislaw L. Lis - 49 yrs	President, CEO, Director
Jan Rynkiewicz - 47 yrs	Chairman of the Company, Director, Chairman of Supervisory Board
David Hale - 49 yrs	Chairman of the Advisory Board
Iwona Kozak - 38 yrs	Corporate Secretary, Director
Casey Forward, CGA - 46 yrs	Chief Financial Officer
Grzegorz Namyslowski - 54 yrs	Vice President, Business Development, Director
Glen Little - 46 yrs	Director
Stream Communications Sp. z o.o.
Adam Wójcik - 46 yrs	President and CEO
Dobroslaw Ploskonka - 33 yrs	Vice-President
Zbigniew Tragarz - 49 yrs	Vice-President
Jan Rynkiewicz	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board

International Eco-Waste Systems S.A.
Zbigniew Tragarz	President
Waldemar Dziak, PhD - 42 yrs	Vice President
Jan Rynkiewicz	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board
Iwona Kozak	Supervisory Board
PolVoice. Com Sp. z o.o.
Zbigniew Tragarz	President
Rafal Skrzeczkowski - 25 yrs	Vice President
Michal Piwowar - 21 yrs	Vice President
Jan Rynkiewicz	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board
Tadeucz Piwowar	Supervisory Board
Izabela Palotynska - 32 yrs	Supervisory Board

Stanislaw L. Lis

Mr. Lis became a Director of the Company on February 25, 1994, the Company's current President effective on February 25, 1994 and the Company's current Chief Executive Officer effective on April 23, 1999. Educated in Poland, Stanislaw Lis emigrated to Canada in 1976 and continued studies in administration and the securities industry at Simon Fraser University in Vancouver. Mr. Lis worked in corporate finance at Allcorp, a Vancouver holding company in the early 1980's, and in 1988 he founded International UNP Holdings, an investment company that acquired and financed Polish state enterprises. In 1992, Mr. Lis formed a joint venture between Emergency One of the USA and WSK Mielec of Poland to manufacture and sell fire engines to Poland.

Jan Rynkiewicz

Mr. Rynkiewicz became a Director of the Company on April 24, 1998 and the Company's current Chairman effective on April 23, 1999. A graduate of the School of Banking and Insurance in Warsaw, Jan Rynkiewicz moved to the UK in 1974, residing there for the next sixteen years. In 1977, he founded Courtfield Construction Ltd., a London-based building construction company. From 1986 through 1993, Mr. Rynkiewicz became an associate of Invesco in Poland and serves as Chair of the Board of Directors of Castle holding Ltd. of Warsaw, a consulting company with expertise in facilitating development of Polish industry privatization. Mr. Rynkiewicz was notably President of Zywiec S.A. (one of Poland's brewing group) during a period when this company successfully undertook an expansion program, secured Heineken as a major strategic investor, and became a capitalized company on The Warsaw Stock Exchange.

David Hale

David Hale became chairman of the advisory committee on January 23, 2001. He is Global Chief Economist of Zurich Financial Services Group based in Chicago, Illinois. Mr. Hale holds a B.Sc. degree in international economic affairs from the Georgetown University School of Foreign Service and a M.Sc. Degree in economics from the London School of Economics.

In addition, Mr. Hale serves as Chairman of the Board of China Online, L.L.C, a service provider for business and economic news about China. He is a member of the Academic Advisory Board of the Federal Reserve Bank of Chicago and the Hong Kong Monetary Authority as well as a variety of government and private sector economic policy research groups in Washington, Tokyo and Bonn. Since 1990, he also has been a consultant to the U.S. Department of Defense on how changes in the global economy are affecting U.S. security relationships. Mr. Hale is a member of the national Association of Business Economists and the New York Society of Security Analysts. Mr. Hale writes on a broad range of economic subjects and his articles have appeared in the Wall Street Journal, the Far Eastern Economic Review, the Financial Times of London, the New York Times, the Nihon Kezai Shimbun, the Financial Analyst Journal, the Harvard Business Review, Foreign Policy and other publications.

In 1978, he was appointed a member of the Financial Accounting Standards Board Task Force on the Conceptual Framework. In September 1990, the New York Chapter of the National Association of Business Economists conferred upon Mr. Hale the William F. Butler Award.

Iwona Kozak

Ms. Kozak became a Director of the Company on March 1, 1996 and the Company's current Secretary effective on April 23, 1999. Born in Poland, Iwona Kozak has resided in British Columbia since 1984. Ms. Kozak obtained a diploma in marketing at the British Columbia Institute of Technology and has extensive experience in the marketing and public relations fields. Ms. Kozak honed her leadership, business, and networking skills as a co-founder and President of the British Columbia Chapter of the Canadian Polish Chamber of Commerce. From 1993 through 1995, Ms. Kozak published the trade magazine Partners with Poland and she advised various Canadian companies on establishing a presence in the Polish market.

Casey Forward, CGA

Mr. Forward became the Chief Financial Officer on January 18, 2001. He is a Certified General Accountant in Canada since 1985 as a sole practitioner. His practice included public companies in Canada, United States and Great Britain. He has also owned several private businesses in Canada in land development, general construction and a public storage and trucking company. He is a member of the United States Financial Accounting Foundation.

Grzegorz Namyslowski

Mr. Namyslowski is a graduate of Warsaw Technical University holding a Master of Science degree in Engineering. He held the post of Chief Designer responsible for design and construction of Poland's major power plants in the 1970s. He was appointed a senior manager with Solco Base, a Swiss-owned pharmaceutical plant in Warsaw.

He has been an active associate of INVESCO since 1986 and serves as Vice President and member of the Board of Directors of Castle Holdings Ltd. of Warsaw, a consulting company with expertise in facilitating development of privatization in Polish industries."

Glen Little

Glenn Little is President of Jackson Little Holdings Ltd., a commercial trucking company operating in British Columbia. Since coming aboard in 1993, Mr. Little has been responsible for all secretarial and administrative matters at our head office in Vancouver and his role included responsibility for establishing and maintaining relations with the company's growing number of shareholders in North America.

Adam Wójcik

Adam Wójcik was appointed in October 1999. He has worked for PTK Centertel, Poland's largest cable television company, in the capacity as Regional Director for Southern Poland and as Vice-President for National Customer Operations. Adam Wójcik obtained his Ph.D. in mathematics from Jagiellonian University in Krakow in 1978. From 1993 to 1999, Mr. Wójcik worked with Polska Telewizja Kablowa, (Polish Cable TV), a subsidiary of @Entertainment, Inc. In 1997, Mr. Wójcik was elected a Director and Vice President of Polska Telewizja Kablowa Operator, responsible for licensing and all major acquisitions of cable systems in Southern Poland. Mr. Wójcik is a recipient of the Scientific Secretary of Polish Academy of Sciences Award and has been a guest speaker at universities in Sweden, France, and the United States.

Dobroslaw Ploskonka

Dobroslaw Ploskonka was appointed in October 1999. He has worked in the Polish Internet business for the last two years and has successfully established Kraknet S.A., an Internet services provider in Kraków. Mr. Ploskonka also has real estate business interests and is very conversant with the procedures to obtain building permits, etc. Mr. Ploskonka also has very good relationships with many housing co-operatives throughout Southern Poland.

Zbigniew Tragarz

Zbigniew Tragarz was appointed to Eco-Waste in 1997, to PolVoice in September 1999 and to Stream in October 1999. Educated at Warsaw Technical College where he earned a degree in electronics, Zbigniew Tragarz continued postgraduate studies in foreign trade. Assigned to the Polish Commercial Counselors Office in New Delhi for three years, Mr. Tragarz was the resident advisor for the electronics components trade. In 1986, Mr. Tragarz accepted a position as Projects Export Manager with Polkolor, a major electronics production plant where he supervised the company's interests in export and investment in Turkey, China, and the USA. In 1990, he became an associate of INVESCO in Poland and serves as Vice President of Castle Holding Ltd. of Warsaw.

Waldemar Dziak, PhD

Dr. Waldemar Dziak was appointed to the Board of Directors and President on 1st January 1996 and is responsible for the development of the company in Poland. He graduated from the International Affairs Faculty of Warsaw University in 1976 obtaining a doctorate of this faculty in 1982. Dr. Dziak's industrial experience began in January 1990, when he became general manager of Long Frank, the first private waste management company to be formed in Poland. In May 1993, Long Frank was sold to the German waste management company, Lobbe, and Dr. Dziak remained as general manager and, later, as Vice-President and president of the Polish subsidiary of Lobbe in Warsaw until April 1995. In 1994, Dr. Dziak graduated from the "Managing Waste Management Companies" course held by Lobbe at its headquarters in Iscrlohn, Germany and he also graduated from the "Accounting for Managers" course while employed by Lobbe. During his period with Lobbe in Warsaw, he succeeded in quadrupling revenues and securing several profitable and prestigious waste management contracts with, inter alia, the Marriott Hotel, Holiday Inn, the Bristol Hotel, four banks, eight embassies and various other institutions. Following his employment with Lobbe, Dr. Dziak acted as a consultant to a Belgian/German company, preparing a study and marketing research on waste utilization in Beijing, China.

Rafal Skrzeczkowski

Mr. Skrzeczkowski was appointed in September 1999. Under the auspices of the Polish Academy of Science Mr. Skrzeczkowski has been enrolled since 1997 at the University of Management and Computing Science in Warsaw. He has an extensive expertise in fields of building computer networks, software programming, electronics and Internet services.  Mr. Skrzeczkowski has developed various proprietary software applications related to the telephony and other telecommunication services, presently being implemented by Polvoice.com Ltd. Mr. Skrzeczkowski established a musical portal, Navigator, and one of the top music search engines in Poland, www.mp3.nawigator.pl.

Michal Piwowar

Mr. Piwowar was appointed in September 1999. He is currently earning his Bachelor in Business Administration at the University of L. Kozminskiego in Warsaw. Additionally he is earning his degree in Foreign Affairs at University of Warsaw. Mr. Piwowar has extensive experience in implementation of Internet related projects in Poland for small to medium size business entities. Mr. Piwowar is an assistant to Senator Jerzy Pieniazek, member of the Parliament Club, member of Environmental Protection Committee and member of Immigration Committee.

Executive Compensation

For the purpose of this Registration Statement, the following words and phrases shall have the following meanings:

"Equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units.

The total compensation we paid during the last fiscal year to all of our directors and officers as a group for services in all capacities was $849,196 CDN.

The following table details the compensation paid to our executive officers for the year ended October 31, 2000:
Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Stanislaw Lis	104,775	Nil	12,000*	355,000	Nil
Jan Rynkiewicz	110,193	Nil	Nil	355,000	Nil
Iwona Kozak	83,820	Nil	12,000*	302,000	Nil
Grzegorz Namyslowski	59,688	Nil	Nil	357,500	Nil
Glenn Little	83,820	Nil	12,000*	100,000	Nil
Adam Wójcik	73,462	Nil	Nil	25,000	Nil
Dobroslaw Ploskonka	55,096	Nil	Nil	25,000	Nil
Zbigniew Tragarz	139,752	Nil	Nil	357,500	Nil
Waldemar Dziak	63,177	Nil	Nil	Nil	Nil
Rafal Skrzeczkowski	19,706	Nil	Nil	Nil	Nil
Michal Piwowar	19,706	Nil	Nil	Nil	Nil

* Car allowance

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, we have not awarded or instituted any LTIP's in favor of its executive officers.

Defined Benefit Plans

We do not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its executive officers were eligible to participate.

Options to Purchase Securities From Our Company

The following tables give the history of options granted and exercised to all directors, officers and employees during the period from November 1, 1997 to January 31, 2001.

Optionee	Options Granted in 1998	Date Granted	Options Granted in 1999	Date Exercised	Number of Shares Exercised	Balance of Stock Options	Exercise Price per Share

Ian Hume	100,000	11-Mar-96		11-Mar-98	100,000	-	1.38
Totals	100,000		-		100,000	-

Optionee	Options Granted in 1999	Date Granted	Options Granted in 2000	Date Exercised	Number of Shares Exercised	Balance of Stock Options	Exercise Price per Share

Glenn A. Little	200,000	12-Apr-99		28-Mar-00	100,000	100,000	1.41
Grzegorz Namyslowski	325,000	12-Apr-99		4-Feb-00	325,000	-	1.41
Grzegorz Namyslowski		4-Feb-00	357,500			357,500	2.62
Iwona Kozak	300,000	12-Apr-99		15-Feb-00	5,000		1.41
Iwona Kozak				28-Mar-00	50,000		1.41
Iwona Kozak				11-May-00	25,000	220,000	1.41
Iwona Kozak		26-Jul-00	60,000			60,000	2.65
Jan Rynkiewicz	325,000	12-Apr-99		24-Jan-00	325,000	-	1.41
Jan Rynkiewicz		27-Jan-00	357,500	26-Jul-00	357,500	-	1.59
Jan Rynkiewicz		26-Jul-00	355,000			355,000	2.65
Stanislaw Lis	325,000	12-Apr-99		24-Jan-00	325,000	-	1.41
Stanislaw Lis		26-Jul-00	355,000			355,000	2.65
Stanislaw Lis		27-Jan-00	357,500	2-Jun-00	12,000		1.59
Stanislaw Lis				26-Jul-00	345,500	-	1.59
Zbigniew Tragarz	325,000	12-Apr-99		4-Feb-00	325,000	-	1.41
Zbigniew Tragarz		4-Feb-00	357,500			357,500	2.62
Aziz Shariff		26-Jul-00	250,000			250,000	2.65
Philip Kaye		26-Jul-00	40,000			40,000	2.65
Adam Wójcik		26-Jul-00	25,000			25,000	2.65
Teresa Rzepczyk	14,062	12-Apr-99				14,062	2.65
Dobroslaw Ploskonka		26-Jul-00	25,000			25,000	2.65
Totals	1,814,062		2,540,000		2,195,000	2,159,062

Optionee	Balance of Stock Options at October 31, 2000	Date Granted	Options Granted in 2001	Date Exercised	Number of Shares Exercised or Expired	Balance of Stock Options at January 31, 2001	Exercise Price per Share	Expiry date of Options

Glenn A. Little	100,000	12-Apr-99				100,000	1.41	12-Apr-04
Grzegorz Namyslowski	357,500	4-Feb-00				357,500	2.62	4-Feb-05
Iwona Kozak	220,000	12-Apr-99		5-Jan-01	220,000	-	1.41
Iwona Kozak	60,000	26-Jul-00				60,000	2.65	26-Jul-00
Iwona Kozak		2-Jan-01	242,000			242,000	1.60	2-Jan-06
Jan Rynkiewicz	355,000	26-Jul-00				355,000	2.65	26-Jul-05
Stanislaw Lis	355,000	27-Jan-00		22-Dec-01	14,000	341,000	1.59	27-Jan-05
Zbigniew Tragarz	357,500	4-Feb-00				357,500	2.62	4-Feb-05
Aziz Shariff	250,000	26-Jul-00		Expired*	250,000		2.65
Philip Kaye	40,000	26-Jul-00				40,000	2.65	26-Jul-05
Adam Wójcik	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Teresa Rzepczyk	14,062	12-Apr-99				14,062	2.65	12-Apr-04
Dobroslaw Ploskonka	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Totals	2,159,062		242,000		484,000	1,917,062

* Mr. Shariff resigned as a director on January 17, 2001

As of January 31, 2001, our officers and directors hold 1,863,000 options as a group to acquire common stock.

Employees

The average number of employees was as follows:

	Years ended October 31
	2000	1999	1998
Parent	4	4	4
Stream	12	2	0
Eco-Waste	7	7	7
PolVoice	6	2	0

ITEM 7 - Major Shareholders and Related Party Transactions

Major Shareholders

To the best of the knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this Registration Statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of January 31, 2001 was 21,878,778.
Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
Aronville Management Limited Akara Building, 24 De Castro Street, Wickams Cay 1, Road Town, Tortola, British Virgin Islands (Managed by East European Development Fund)	3,043,928 Common shares	14.08%
Meriden International Limited Akara Building, 24 De Castro Street, Wickams Cay 1, Road Town, Tortola, British Virgin Islands (Managed by Invesco)	3,543,227 Common shares	16.39%

As at the date of this registration statement the total number of our issued and outstanding common shares beneficially owned by the our directors and officers as a group was 736,190 (or 3.4%) not including option exercisable within 60 days of this registration statement. Including options exercisable within 60 days of this registration statement, our directors and officers as a group would own 1,848,190 common shares (or 8.5%).

Stanislaw Lis 781,590 common shares (1)

Iwona Kozak 564,500 common shares (1)

Glenn Little 147,100 common shares (1)

Jan Rynkiewicz 355,000 common shares (1)

(1) These figures include stock options that are exercisable within 60 days of the date of this Registration Statement. According to Item 12, the above individuals have stock options in the following manner: Stanislaw Lis - 355,000; Iwona Kozak - 302,000; Glenn Little - 100,000; and Jan Rynkiewicz - 355,000.

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our Company.

Related Party Transactions

There are no material transactions during the last three fiscal years or to the date of this information form to which we were or are to be a party, in which any director or officer or person related thereto had or will have a material interest, either directly or indirectly, except:

1. According to the Employment Agreement dated May 1, 1998, we pay Castle Holdings Ltd. (beneficially owned by Jan Rynkiewicz, Grzegorz Namyslowski, Zbigniew Tragarz) $15,000 USD ($22,544 CDN, 61,485 zloty)

Current management feels that the terms of the agreement discussed in (i) are as favorable as could have been obtained from an unaffiliated party based on the individual's expertise and invaluable contacts.

On January 15, 2001 pursuant to the change in Government policy regarding foreign ownership, we purchased from the other shareholders the balance of issued shares in Stream making Stream wholly owned. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company. The amounts paid to the other shareholders are reimbursements of amounts previously paid.

ITEM 8 - Financial Information

Legal Proceedings:

To the best of our knowledge there are no legal proceedings against the Company or any of our subsidiaries.

Pursuant to a legal dispute in which we sued and received judgment against Thermo Tech(TM) Technologies Inc., the parties have agreed to mutual releases in respect to the legal actions between them. Thermo Tech agreed to pay us $500,000. The release and settlement agreement specifically conclude all outstanding issues related to Supreme Court of British Columbia, New Vancouver Registry Action No. C976669 and SCBC Vancouver Registry No. C982650.

ITEM 9 - The Listing

Nature of Trading Market

Our common shares trade on the Canadian Venture Exchange ("CDNX"), the successor to the merger between the Alberta Stock Exchange and the Vancouver Stock Exchange, under the symbol "TPP". The Company's common shares commenced trading on the Vancouver Stock Exchange on September 19, 1979. The Company's shares also trade on the Frankfurt Exchange in Germany under the symbol "tpj" and in the Pink Sheets in the United States under the symbol "TROXF". The Company's shares were previously trading on the OTC BB

Trading on the Canadian Venture Exchange

The following table sets forth the high and low sale prices on the Canadian Venture Exchange ("CDNX") for our common shares for the past five years ended October 31, 1996 to October 31, 2000.

Year Ended	High	Low	Volume
	$CDN	$CDN
Oct 31, 2000	4.70	1.18	9,853,601
Oct 31, 1999	1.80	1.01	3,209,466
Oct 31, 1998	2.10	1.00	3,896,896
Oct 31, 1997	5.25	1.05	10,929,590
Oct 31, 1996	1.92	0.85	4,298,649

The following table sets forth the high and low sale prices on the Canadian Venture Exchange for our common shares for each quarterly period in the two most recent fiscal years.

Quarter Ended	High	Low	Volume
	$CDN	$CDN
Oct 31, 2000	3.11	2.65	489,465
July 31, 2000	3.23	2.50	1,224,275
April 30, 2000	4.70	2.58	5,117,790
Jan 31, 2000	2.65	1.18	3,022,071
Oct 31, 1999	1.56	1.01	918,904
July 31, 1999	1.51	1.07	874,502
April 30, 1999	1.62	1.15	843,172
Jan 31, 1999	1.80	1.16	572,886

The following table sets forth the high and low sale prices on the Canadian Venture Exchange for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$CDN	$CDN
Jan 31, 2001	2.24	1.93	778,438
Dec 31, 2000	2.19	1.95	297,183
Nov 30, 2000			*
Oct 31, 2000			*
Sep 30, 2000	3.11	3.11	127,115
Aug 31, 2000	2.89	2.65	362,350

* Our shares halted trading on the CDNX in connection with our change in business. Completion of the transaction is subject to a number of conditions, including but not limited to, exchange acceptance. The reference to a trading halt are according to the Canadian Venture Exchange (the "CDNX") Policy 5.2, a "Change of Business" or "COB" means:

"A transaction or series of transactions which will redirect an Issuer's resource towards a business which is of a substantially different nature than its current business, so that over the next 12 months at least 25% of the assets, liabilities, planned expenditures or revenues, management time commitment or issued shares of the Issuer will be devoted to the new business."

Since a majority of our resources are directed towards the operations of Stream that is different than our original business of constructing and operating rendering plants in Poland, we are required by Policy 5.2 to issue a news release and notify the CDNX of the proposed Change of Business. As soon as we notified the CDNX of the proposed Change of Business, the listed shares of the Company are subject to a trading halt. Our shares will be reinstated for trading after we appoint a sponsor (a CDNX member firm) and we have attended a pre-filing conference with the CDNX to assess our ability to meet CDNX's requirements following the Change of Business. The Company has completed its pre-filing conference with the CDNX and is searching for a suitable sponsor. We had appointed a sponsor in November 2000, but in February 2001, we released that sponsor in the best interests of the Company and we have decided to find another sponsor. Accordingly, our shares resumed trading in December, but were halted in February 2001. The matter is procedural and we have no known obstacles to prevent us from completing our deal.

Trading on the Frankfurt Exchange

We were listed for trading on the Frankfurt Exchange in Germany on January 2, 2001. There have been no trades on this market to January 31, 2001. The bid price was 1.30 Euro ($1.20 USD, $1.81 CDN) and the ask price was 1.60 Euro ($1.48 USD, $2.23 CDN).

Trading on the OTC BB and Pink Sheets

The following table sets forth the high and low sale prices on the OTC BB and Pink Sheets since November 1997 to October 31, 2000.

Year Ended	High	Low	Volume
	$USD	$USD
Oct 31, 2000	3.30	0.07	1,942,900
Oct 31, 1999	1.19	0.64	730,700
Oct 31, 1998	1.51	0.40	1,066,800

The following table sets forth the high and low sale prices on OTC BB and Pink Sheets for our common shares for each quarterly period in the two most recent fiscal years.

Quarter Ended	High	Low	Volume
	$USD	$USD
Oct 31, 2000	2.18	0.07	55,800
July 31, 2000	2.36	1.72	244,000
April 30, 2000	3.30	1.56	1,262,300
Jan 31, 2000	1.95	0.74	380,800
Oct 31, 1999	1.05	0.64	216,700
July 31, 1999	1.03	0.70	164,100
April 30, 1999	1.11	0.72	229,700
Jan 31, 1999	1.19	0.74	120,200

The following table sets forth the high and low sale prices on the OTC BB and Pink Sheets for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$USD	$USD
Jan 31, 2001	1.53	1.26	66,100
Dec 31, 2000	1.45	1.23	19,400
Nov 30, 2000
Oct 31, 2000
Sep 30, 2000	2.18	.07	1,800
Aug 31, 2000	1.88	1.66	54,000

To the best of our knowledge, there are 357 U.S. shareholders on record.

The last trade of our shares on the Canadian Venture Exchange was at $2.00 CDN ($1.33 USD, 5.45 zloty) on January 25, 2001. The last trade of our shares on the Pink Sheets was at $1.26 USD ($1.89 CDN, 5.16 zloty) on January 24, 2001.

Item 10 - Additional Information

Share Capital

Our authorized share capital as at October 31, 2000, the last year end, and the date of this registration statement, January 31, 2001 was 50,000,000 common shares without par value. As at October 31, 2000 the issued and outstanding share capital was 21,644,778 common shares and as at January 31, 2001 was 21,878,778 common shares.

All our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the registered owner and may exercise such vote either in person or by proxy. Our directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds. There are no issued and outstanding escrow or performance shares. On April 23, 1997, 246,999 escrowed common shares were cancelled.

Options to acquire common shares granted to our directors and officers are described under "Item 6 - Directors, Senior Management and Employees - Executive Compensation.

History of Share Capital

The following table is a history of our share capital for the past three years

Date	Description	Shares	Price	Share Capital
10/31/97	Balance forward	18,120,364		$14,987,039
3/11/98	Stock options - Hume	100,000	0.92	92,000
6/10/98	Warrants	120,263	0.83	99,818
3/31/98	Cancel escrow	(249,999)	0.00	-
12/16/98	Warrants	50,000	1.38	69,000
1/24/00	Options - Lis	325,000	1.41	458,250
1/24/00	Options - Rynkiewicz	325,000	1.41	458,250
2/4/00	Options - Namyslowski	325,000	1.41	458,250
2/4/00	Options - Tragarz	325,000	1.41	458,250
2/15/00	Options - Kozak	5,000	1.41	7,050
3/28/00	Options - Little	100,000	1.41	141,000
3/28/00	Options - Kozak	50,000	1.41	70,500
7/12/00	Private placement	1,255,000	2.50	3,137,500
7/12/00	Private placement fee	24,150	2.50	60,375
7/12/00	Issue costs			(229,375)
5/11/00	Options - Kozak	25,000	1.41	35,250
6/2/00	Options - Lis	12,000	1.59	19,080
7/26/00	Options - Lis	345,500	1.59	549,345
7/26/00	Options - Rynkiewicz	357,500	1.59	568,425
10/31/00	Warrants	30,000	2.85	85,500
10/31/00	Total	21,644,778		$21,525,507

Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of incorporation No. 188691. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum ("Memorandum") has authorized 50,000,000 common shares without par value. Our articles of association ("Article of Association") contain the following provisions, which also relies on the Company Act of British Columbia (updated to November 2, 2000):

Voting Rights

(i) Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings. Except as otherwise provided in the Articles of Association, on a show of hands each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

Variation of Class Rights and Alteration of Capital

(i) The Company may by ordinary resolution increase the share capital, and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person;

(ii) By special resolution that requires a three-fourths majority, the Company may consolidate and divide all or any of the share capital into shares of larger amount, sub-divide the shares into shares of smaller amount;

Transfer of Shares

(i) Any member can transfer shares by delivering an instrument of transfer to the Company's transfer agent

Directors

(i) Our Company's business is managed by the Directors who may exercise all powers subject to the provisions of the Articles of Association and the Company Act of British Columbia.

(ii) The number of Directors shall be not less than three. At our last annual general meeting, the number of directors was five. A Director shall not be required to hold any shares in the capital of our Company. At each annual general meeting of our Company, all of the board of directors retire and our members elect a new board.

(iii) A Director shall not vote but can be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest that is to his knowledge a material interest.

(iv) The Directors shall be paid for their services as Directors such sums (if any) as the Directors may from time to time determine.

(v) The Directors may be paid all reasonable traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or otherwise in connection with our business.

Borrowing Powers

(i) The Directors may, exercise all of the powers to borrow money and to mortgage or charge its undertakings, properties, assets and uncalled capital, or any part thereof, and, subject to the provisions of the Articles of Association, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of us or of any third party.

Dividends and Distributions on Liquidation to Shareholders

(i) The Directors may declare dividends, and need not give notice to any member. Subject to any priority, preference or special rights, all dividends shall be declared and paid according to the number of shares held on a specified date with respect of the period of which the dividend is paid.

(ii) The Directors may pay such interim dividends as they think.

(iii) No dividend shall bear interest

General Meetings

(i) Each year we hold a general meeting as the annual general meeting in addition to any other meetings in that year, and not more than 13 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

(ii) All general meetings other than annual general meetings are extraordinary general meetings. The Directors may, whenever they think fit, convene an extraordinary general meeting.

Committees of the Board of Directors

Our board of directors has established an audit committee. Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. In addition, the audit committee will monitor the board's corporate governance practices, propose nominees annually for election to the board, make recommendations as to the composition of the committees of the board and review the functioning of the board and the powers, mandates and performance of the committees. The audit committee is composed of one independent director and two officers: Stanislaw Lis, Grzegorz Namyslowski and Glenn Little. The chairperson of the audit committee is Stanislaw Lis.

Exchange Control and Other Limitations Affecting Security Holders

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of a company on the right of a non-resident to hold or vote common shares of a company, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, corporation, partnership, trust or joint venture that is non-Canadian unless the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it requires the filing of a short notice.

An investment in common shares of a company by a non-Canadian that is a "WTO investor" would be reviewable if the value of the assets of the Company equaled or exceeded $184 million, the threshold established for 1999In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act. A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

An investment in common shares of a company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire control of a company and the value of the assets were $5.0 million.

The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

An acquisition of common shares of a company by any person made in the ordinary course of that person's business as a trader or dealer in securities;

An acquisition of control of a company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company, remains unchanged; and

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors

This section is to make United States persons aware and caution them as to some of the consequences of investing in the Company (a Canadian company). Taxation of the Company in Poland from a business perspective is discussed in the immediately following section.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below. The consequences of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors.

TAXATION OF DIVIDENDS

A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited to the holder of the common share. The rate of withholding tax on dividends is 25% of the amount of the dividend. This rate may be reduced under the provisions of an international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes.

DISPOSITION OF COMMON SHARES

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share is a "taxable Canadian property" (as defined in the Income Tax Act). Shares of a corporation that are listed on a prescribed stock exchange are generally not considered to be taxable Canadian property. Taxable Canadian property includes any common share held by a non-resident if used in carrying on a business (other than an insurance business) in Canada. A non-resident whose common shares constitute taxable Canadian property will realize upon disposition, a capital gain (or a capital loss).

One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income.

Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption and their own particular circumstances.

Passive Foreign Investment Company

A foreign corporation with one or more U.S. shareholders is a PFIC if 75% or more of its income is passive income or if at least 50% of its assets would be invested in instruments which produce interest, dividends and/or capital gains. Unlike a controlled foreign corporation or a foreign personal holding company, there is no minimum percentage ownership by U.S. shareholder to trigger application of the PFIC rules. If a foreign corporation has a high enough percentage of passive income or assets, it is a PFIC as regards any U.S. shareholder no matter how small their ownership percentage of the foreign corporation and regardless of whether the U.S. shareholders, individually or in the aggregate, have the ability to control the business or investments of the foreign corporation.

If you own shares in a PFIC and you sell them for a profit you generally must pro-rate your profit over all the years you held the shares in the PFIC, pay U.S. income tax on the profit allocated to each year at the highest U.S. rate in effect for that year, and pay interest on all the prior year's tax, computed from the tax return due date for the year to which the income is attributable.

The above rule may not apply if you elect to treat your investment as a "Qualified Electing Fund" (QEF). This election is made by attaching Form 8621 to the annual tax return. This will permit the annual inclusion of the QEF your pro-rata share of ordinary income and long-term capital gains.

The Company does not believe it was a passive foreign investment company during the fiscal year ended October 31, 2000 or any other year.

Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Taxation in Poland

The Polish tax system has been modernized in recent years. In 1992, corporate profits tax and personal income tax were introduced, followed by value-added tax (VAT) in 1993. Poland also taxes real property, transport vehicles, inheritance and gifts.

Corporate Profits Tax

Polish resident companies are subject to corporate income tax on their worldwide income, while non-residents are subject to corporate income tax only on income derived in the territory of Poland. Worldwide income is a tax base for business entities with registered offices or seats or places of management in Poland. Other entities are taxed on profits earned in Poland only.

Corporations are subject to corporate profits tax at a rate of 30% in 2000. This tax will be reduced at the rate of 2 % per year till year 2004. Income derived by foreign entities from certain sources such as interest, dividends and income from royalties paid abroad, is subject to tax at a rate of 20%, and is frequently reduced by a tax treaty.

Key tax deductions for a SME (Small or medium size enterprise)

A SME is defined in the EU by having less than 250 employees, revenue of less than 40 million Euro (152 million zloty, $37.1 million USD, $55.7 CDN) and assets of less than 27 million Euro (103 million zloty, $25 million USD, $37.6 million CDN)

Depreciation and depletion

Tax depreciation is carried out in accordance with guidelines established by the Ministry of Finance for all SME's, both with and without corporate status. Tax depreciation generally follows the straight - line method, although accelerated depreciation may be available in some circumstances.

Net operating losses

An SME has the right to carry forward a loss incurred in an accounting period by deducting the loss from its taxable income in three equal parts over the next three years. No loss carry backs are allowed.

Payments to foreign affiliates

SME's can deduct royalties, management services and interest charges paid to foreign affiliates, provided exchange control regulations and transfer-pricing restrictions are observed.

Deduction for taxes paid

Taxes on income and, in most cases, value - added tax (VAT) are not deductible. However, input VAT is deductible for corporate/personal income tax purposes if it cannot be offset against the company's output VAT. Other taxes that are part of expenses are deductible in full.

Nondeductible expenditures

SME's may not deduct certain expenditures, including the following:

Costs of assets subject to depreciation

Expenditure borne on abandoned investments

Unrealized foreign exchange losses

Nonpublic advertising costs in excess of 0.25 percent of turnover

Investment deductions

SME's (with corporate status) can deduct qualifying investment expenditures from pretax profits for corporate income tax purposes. The investment deduction is generally limited to 10 percent of the She's taxable income in the year the investment was made. In the year following the deduction, SME's can deduct 50 percent of the prior year investment deduction limited to 10 percent of taxable income in that year. This percentage was 15 percent in 1998 and 10 percent in 1999.

Value-Added Tax

VAT applies to the goods sold and the services provided. The standard rate of 22% is reduced to rate of 7% for food products, children's clothing, and other goods and services. Exports are not taxed, however a number of conditions must be met for export of services to have zero tax rate. Exempt from VAT are agricultural products and finance and insurance services.

Individual Income Tax and Expatriate Taxation

Polish residents are subject to tax on worldwide income, while individuals with non-resident status are taxed on Polish income only. Non-residents often may avoid double taxation under protection of treaties about avoidance of double taxation signed by Poland with many countries.
The basic rates of individual income tax are progressive and range from 19% to 40% and taxes are imposed on gross income. Personal deductions and allowances are allowed to a small extent. The marginal tax rate of a Polish resident who earned income in another country, is calculated from aggregated income with the resident's domestic-earned income. Tax paid abroad on income earned abroad, may be deducted from the tax calculated for the aggregate income. Income tax is due within 20 days after the end of the month in which payment of income occurs. In some situations that tax is due in 7 days.

Act on the Polish Language

New regulations on the use of the Polish language, which were effective on May 9, 2000, require that Polish be used in all legal transactions if one or more parties to the transaction is a Polish person. For this purpose, a Polish person includes an individual resident in Poland and a legal entity carrying on business in Poland.

An agreement not written in Polish may not be legally valid. Breaches of the legislation will be subject to a fine and may result in the transaction being disallowed for tax purposes.

With respect to liability for non-compliance with the Act, the exclusive use of a language other than Polish in legal transactions subjects the parties to a fine of 20 to 5,000 zloty ($5 to 1,220 USD, $7 to 1,833 CDN) and for continued non-compliance, eventually a sanction imposing a payment of 100,000 zloty ($24,396 USD, $36,666 CDN).

Statement by Experts

Three valuation reports were prepared by Evans & Evans, Inc. Michael A. Evans, MBA, CFA, CBV and Richard W, Evans, MBA, were the individuals principally responsible for these reports. Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) (honors); and the professional designations of Chartered Financial Analyst (CFA); and Chartered Business Valuator (CBV). Mr. Richard W. Evans holds a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); and a Master's degree in Business Administration from the University of Portland, Oregon (1983) (honors.

The company has received authorization from Evans & Evans, Inc. to include in the form and context used in this Form 20-F report.

Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

Mad Cow Disease

For discussion on Mad Cow disease, see discussion under "Item 3 - Key Information, Risk Factors, BSE - Mad Cow Disease".

Currency and Exchange Rate Risk

The Company is exposed to changes in financial market conditions as a result of transacting in various foreign currencies and funding of foreign operations.

The Company does not have any debt and is not exposed to changes in interest rates.

The Company determines its market risk utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates.

We do not hedge currency risk. All of the business operations are in Poland that do not normally import or export products or supplies. The functional currency is the Canadian dollar, as the parent company at this stage of development continues to raise money in Canada on the equity market to invest in business opportunities in Poland. In addition there is a business inclination in Poland to negotiate some contracts in United States dollars. This is probably a result of previous experience with Polish currency and exchange rate fluctuations. As indicated in the previous section - General and Economic Risk, Poland devalued its currency in 1995 on a basis of 10,000 to 1. The current financial picture in Poland has improved greatly, but certainly business people like to reduce risk and accordingly, many contracts are referenced in foreign currencies.

In addition to a USD domestic partiality, our parent company being Canadian is funding our subsidiaries by raising money on the equity market in Canadian dollars. Accordingly there is a combination of Canadian dollars, United States dollars and Polish zloty being fused together.

If there were a large fluctuation in the exchange rates between any of Poland, Canada or the United States, this will impact on the necessary quantity of funds. This could impact in a positive or negative manner. If either of the Canadian dollar or United States dollar increased against the zloty, then any Canadian or US funds invested in Poland would be exchanged for a larger number of zloty, thereby making more money available in Poland for the businesses. The converse would create a shortfall of funding. Advancing funds as required so that the time interval for currency fluctuations is as short as possible minimizes risk.

The Company does not presently believe it has material exposure to potential, change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

The Company did not have any foreign currency derivatives outstanding at October 31, 2000. Accordingly, no market risk existed for such instruments at this date.

Item 12 - Description of Securities Other than Equity Securities

Warrants and Rights

Effective on July 12, 2000, a private placement was completed of 1,255,000 units, consisting of one common share and a one-half share purchase warrant at $2.50 per unit. The share purchase warrants are priced at $2.85 per share for a period of two years. In October 2000, 60,000 warrants were exercised to purchase 30,000 common shares for a total of $85,500. The balance of warrants is 1,195,000 that expire on July 12, 2002.

PART II

ITEM 13 - Defaults, Dividends Arrearages and Delinquencies

Not applicable

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Financial Statements attached hereto.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Auditors' Report;

Comments by Auditors for U.S. Readers on Canada -U.S. Reporting Conflict;

Consolidated Balance Sheet;

Consolidated Statement of Operations and Deficit;

Consolidated Statement of Cash Flow; and

Notes to Consolidated Financial Statements.

Exhibits

Exhibit 1 Articles of Incorporation

Exhibit 2 Amended Administration Agreement between Glenn Little and Trooper Technologies Inc. dated May 1, 1998

Exhibit 3 Amended Management Agreement between Stanislaw Lis and Trooper Technologies Inc. dated May 1, 1998

Exhibit 4 Amended Corporate Services Agreement between Iwona Kozak and Trooper technologies Inc. dated May 1, 1998

**Exhibit 5 Gas Pipeline construction contract Between Eco-Waste and ATMA-IMPEX dated April 1, 1999

**Exhibit 6 Fence construction contract between Eco-Waste and Mr. Kalisz dated June 17, 1999

**Exhibit 7 Contract to prepare the design for construction of the Eco-Waste rendering plant in Zabokliki, Poland between Eco-Waste and Korbud P.B. dated June 29, 1999

**Exhibit 8 Loan Agreement between Big Bank Gdansk and Eco-Waste for up to $7,000,000 USD dated July 29, 1999

**Exhibit 9 Contract for the installation and assembly of electrical lines in the Eco-Waste rendering plant between Eco-Waste and Elektromontaz S.A. dated august 20, 1999

**Exhibit 10 Waste contract between Eco-Waste and Drosed, S.A. dated October 12, 1999

**Exhibit 11 Waste contract between Eco-Waste and Sokolow, S.A. dated November 2, 1999

**Exhibit 12 Contract to build a sewage treatment and collector for the waste at the Zabokliki rendering plant between Eco-Waste and Budosan Czubaszek dated November 8, 1999

Exhibit 13 Purchase Agreement between International Eco-Waste Systems S.A. and K.E.A. Andersen Montage A/S dated March 9, 2000

Exhibit 14 Secured Loan Agreement between Stream Communications Ltd. and Trooper Technologies Inc. dated March 31, 2000

Exhibit 15 Debenture Agreement between Stream Communications Ltd. and Trooper Technologies Inc. dated March 31, 2000

Exhibit 16 Promissory Note between Stream Communications Ltd. and Trooper Technologies Inc. dated March 31, 2000

Exhibit 17 Security Agreement between Stream Communications Ltd. and Trooper Technologies Inc. dated March 31, 2000

Exhibit 18 Evans & Evans, Inc. Indication of Value Memorandum - 3 companies being acquired by Stream Communications Ltd. Dated September 30, 2000

**Exhibit 19 Asset Purchase Agreement between Elektromontaz Rzeszów and Stream Communications Ltd. Dated March 31, 2000

Exhibit 20 Promissory Note between Trooper Technologies Inc. and PolVoice.com for $160,000 USD dated May 12, 2000

Exhibit 21 Evans & Evans, Inc. Valuation Report - Elektromontaz Rzeszów dated May 15, 2000

Exhibit 22 Share Purchase Option Agreement between Adam Piotr Wójcik and Trooper Technologies Inc. and Stream Communications Ltd. Dated May 31, 2000

Exhibit 23 Share Purchase Option Agreement between Dobroslaw Ploskonka and Trooper Technologies Inc. and Stream Communications Ltd. Dated May 31, 2000

Exhibit 24 Term Sheet between Eco-Waste, Trooper Technologies Inc. and European Renaissance Capital dated August 5, 2000

Exhibit 25 Evans & Evans, Inc. Valuation Report - Ppuh Telewizja Kablowa Bielsat dated August 25, 2000

Exhibit 26 Term Sheet between Stream, Trooper Technologies Inc. and the Financial Investors (comprised of AIG New Europe Fund, Advent Central and Eastern Europe Fund II, L.P., and Poland Investment Fund) dated September 1, 2000

** These documents are fair and accurate translations of the original Polish documents.

Per: /s/ signed

Stanislaw Lis, President/Director

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 19, 2001

ON BEHALF OF THE COMPANY,

TROOPER TECHNOLOGIES INC.

Per: /s/ Stan Lis

Stanislaw Lis, President/Director